
11005205


SEC MAIL PROCESSING
RECEIVED
JAN 21 2011
WASH, D.C.
211
SECTION

LINCOLNWAY ENERGY, LLC

2010 ANNUAL REPORT
TO
MEMBERS

This annual report is being provided to the members of Lincolnway Energy, LLC ("Lincolnway Energy") in connection with the annual meeting of the members which will be held at the Holiday Inn Ames Conference Center, 2609 University Blvd., Ames, Iowa on Monday, February 14, 2011, commencing at 6:30 p.m. This annual report is not incorporated into the proxy statement and is not proxy soliciting material.

CAUTIONARY STATEMENT ON FORWARD LOOKING STATEMENTS AND INDUSTRY AND MARKET DATA

Various discussions and statements in this annual report are or contain forward looking statements that express Lincolnway Energy's current beliefs, forecasts, projections and predictions about future events. All statements other than statements of historical fact are forward looking statements, and include statements with respect to financial results and condition; anticipated trends in business, revenues, net income, net profits or net losses; projections concerning operations, capital needs and cash flow; investment, business, growth, expansion, acquisition and divestiture opportunities and strategies; management's plans or intentions for the future; competitive position or circumstances; and other forecasts, projections and statements of expectation. Words such as "expects," "anticipates," "estimates," "plans," "may," "will," "contemplates," "forecasts," "strategy," "future," "potential," "predicts," "projects," "prospects," "possible," "continue," "hopes," "intends," "believes," "seeks," "should," "could," "thinks," "objectives" and other similar expressions or variations of those words or those types of words help identify forward looking statements.

Forward looking statements involve and are subject to various material risks, uncertainties and assumptions. Forward looking statements are necessarily subjective and are made based on numerous and varied estimates, projections, views, beliefs, strategies and assumptions made or existing at the time of such statements and are not guarantees of future results or performance. Forecasts and projections are also in all events likely to be inaccurate, at least to some degree, and especially over long periods of time, and in particular in a still developing industry such as the ethanol industry. Forecasts and projections are also currently difficult to make with any degree of reliability or certainty given the difficult and uncertain credit, market and other economic circumstances in existence at the time of the preparation of this annual report, both generally and with respect to the ethanol industry. Lincolnway Energy disclaims any obligation to update or revise any forward looking statements based on the occurrence of future events, the receipt of new information, or otherwise. ***Lincolnway Energy cannot guarantee Lincolnway Energy's future results, performance or business conditions, and strong or undue reliance must not be placed on any forward looking statements.***

Actual future performance, outcomes and results may differ materially from those suggested by or expressed in forward looking statements as a result of numerous and varied factors, risks and uncertainties, some that are known and some that are not, and many of which are beyond the control of Lincolnway Energy and Lincolnway Energy's management. It is not possible to predict or identify all of those factors, risks and uncertainties, but they include inaccurate assumptions or predictions by management, the accuracy and completeness of the publicly available information upon which part of Lincolnway Energy's business strategy is based and all of the various factors, risks and uncertainties which are applicable to Lincolnway Energy and its business, including those discussed in this annual report and in Lincolnway Energy's annual report on Form 10-K for the fiscal year ended September 30, 2010, and in particular in Items 1, 1A, 7 and 7A of that Form 10-K.

Lincolnway Energy may have obtained industry, market, competitive position and other data used in this annual report or in Lincolnway Energy's general business plan from Lincolnway Energy's own research or internal surveys, studies conducted by other persons and/or trade or industry associations or general publications and other publicly available information. Lincolnway Energy attempts to utilize third party sources of information that Lincolnway Energy believes to be materially complete, accurate, balanced and reliable, but there is no assurance of the accuracy, completeness or reliability of any third party information. For example, a trade or industry association for the ethanol industry may present information in a manner that is more favorable to the ethanol industry than would be presented by an independent source. Industry publications and surveys and other publicly available information also generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of any information.

DESCRIPTION OF BUSINESS

General Overview

Lincolnway Energy, LLC is an Iowa limited liability company that operates a dry mill, coal fired ethanol plant located in Story County, Iowa, near Nevada, Iowa. Lincolnway Energy has been processing corn into fuel grade ethanol and distiller's grains at the ethanol plant since May 22, 2006. The first full month of production at full capacity was July of 2006.

The ethanol plant has a nameplate production capacity of 50,000,000 gallons of ethanol per year, which, at that capacity, would also generate approximately 136,000 tons of distiller's grains per year.

Lincolnway Energy began extracting corn oil from the syrup which is generated in the production of ethanol in April, 2008. Lincolnway Energy estimates that it will produce approximately 3,000 tons of corn oil per year at the plant.

Lincolnway Energy entered into an agreement with EPCO Carbon Dioxide Products, Inc. on April 16, 2010 pursuant to which EPCO constructed a plant on Lincolnway Energy's site to collect the carbon dioxide that is produced as part of the ethanol production process and to convert that raw carbon dioxide into liquid carbon dioxide. The EPCO plant became fully operational in August 2010. EPCO also markets and sells the liquid carbon dioxide. Lincolnway Energy estimates that it will produce approximately 105,000 tons of carbon dioxide per year. Lincolnway Energy had not captured or marketed the carbon dioxide which is produced as part of the ethanol production process prior to entering into the agreement with EPCO.

Lincolnway Energy does not anticipate that sales of corn oil or carbon dioxide will be material sources of revenue for Lincolnway Energy, but Lincolnway Energy was able to implement the processes to collect corn oil and carbon dioxide on an economical basis and Lincolnway Energy does not have significant operating or other costs related to those processes.

Financial Information

Financial statements for Lincolnway Energy are included at the conclusion of this annual report. The financial statements include information regarding Lincolnway Energy's revenues, profits or losses and total assets. This annual report also includes summary selected financial data.

Lincolnway Energy did not derive any revenue during the fiscal year ended September 30, 2010 from any customers located in any foreign country, and Lincolnway Energy did not have any assets located in a foreign country during that fiscal year.

Lincolnway Energy operates in one industry segment, the production of ethanol and related products.

Principal Products and Their Markets

Lincolnway Energy's principal products are fuel grade ethanol and distiller's grains.

Ethanol

Lincolnway Energy produces ethanol from corn. The ethanol produced by Lincolnway Energy is fuel grade ethanol, which can be used as a blend component/fuel additive in gasoline. Ethanol increases the octane rating of gasoline and reduces vehicle emissions, primarily carbon monoxide. The use of ethanol is currently heavily supported by various governmental incentives and programs. The loss of one or more of those incentives or programs could be highly detrimental to the ethanol industry.

All of Lincolnway Energy's ethanol production was sold to RPMG, Inc. until September 30, 2009, when Lincolnway Energy entered into an ethanol marketing agreement with Green Plains Trade Group LLC, as is discussed below. Under the agreement with RPMG, Inc., Lincolnway Energy's ethanol was pooled with the ethanol of other ethanol producers whose ethanol is marketed by RPMG, Inc. Lincolnway Energy paid RPMG, Inc. a pooling fee of $.01 per gallon of ethanol, and RPMG, Inc. paid Lincolnway Energy a netback price per gallon that was based upon the difference between the pooled average delivered ethanol selling price and the pooled average distribution expense. The averages were calculated based upon each pool participant's selling price and expense averaged in direct proportion to the volume of ethanol supplied by each pool participant. The agreement was terminated effective as of October 1, 2009 by mutual agreement of Lincolnway Energy and RPMG, Inc., but any outstanding purchase orders between Lincolnway Energy and RPMG, Inc. under the agreement were finalized and closed out pursuant to the agreement.

Lincolnway Energy entered into an ethanol marketing agreement with Green Plains Trade Group LLC effective as of September 25, 2009. Under the agreement, Green Plains Trade Group LLC has the exclusive right to market all of the ethanol which is produced by Lincolnway Energy, except that the agreement permitted Lincolnway Energy to close out any outstanding purchase orders under Lincolnway Energy's agreement with RPMG, Inc. and that Lincolnway Energy may market some of its ethanol in certain limited circumstances, such as ethanol which is the subject of any purchase order which was submitted by Green Plains Trade Group LLC but was rejected by Lincolnway Energy. Lincolnway Energy may reject any purchase orders submitted by Green Plains Trade Group LLC, in Lincolnway Energy's sole discretion. The purchase price payable to Lincolnway Energy under the agreement is Green Plains Trade Group LLC's contract selling price for the ethanol in question, less various costs and a fee to Green Plains Trade Group LLC, but the agreement includes a minimum purchase price. Lincolnway Energy is dependent upon its agreement with Green Plains Trade Group LLC for the marketing and sale of Lincolnway Energy's ethanol, and Lincolnway Energy's loss of the agreement, or Lincolnway Energy's inability to negotiate a new agreement with Green Plains Trade Group LLC or another marketer before the expiration or termination of the agreement, could have material adverse effects on Lincolnway Energy.

The primary purchasers of ethanol are refiners, blenders or wholesale marketers of gasoline. Lincolnway Energy anticipates that its ethanol production will be sold in various regional markets given the availability of rail service at Lincolnway Energy's ethanol plant and local markets that will be shipped by truck, but Green Plains Trade Group LLC controls the marketing of all of Lincolnway Energy's ethanol output.

Lincolnway Energy's primary means of shipping and distributing ethanol will be by rail and truck.

The nameplate production capacity of Lincolnway Energy's ethanol plant is 50,000,000 gallons of ethanol per year, or approximately 4,167,000 gallons per month. The ethanol plant exceeded the nameplate production capacity for the fiscal year ended September 30, 2010, however, by approximately 10%, with 55,121,401 gallons of ethanol produced during that period, and with an average daily production of 158,881 gallons.

Lincolnway Energy anticipates that the ethanol plant will produce ethanol at a similar rate during the fiscal year ending September 30, 2011.

Lincolnway Energy's revenues from the sale of ethanol during the fiscal years ended September 30, 2008, September 30, 2009 and September 30, 2010 accounted for approximately 83%, 80% and 83%, respectively, of Lincolnway Energy's total revenues during those periods. Lincolnway Energy estimates that its revenues from the sale of ethanol for the fiscal year ending September 30, 2011 will account for approximately 80% of Lincolnway Energy's total revenues for that fiscal year.

Distiller's Grains

Lincolnway Energy's other primary product is distiller's grains, which is a byproduct of the ethanol production process. Distiller's grains are, in general, the solids which are left after the processing and fermentation of corn into ethanol. Distiller's grains are a high protein feed supplement that are marketed primarily in the swine, dairy and beef industries. Distiller's grains can also be used in poultry and other livestock feed.

A dry mill ethanol process such as that utilized by Lincolnway Energy can produce wet distiller's grains and dried distiller's grains. Wet distiller's grain contains approximately 60% moisture, and has a shelf life of approximately ten days. Wet distiller's grains can therefore only be sold to users located within relatively close proximity to the ethanol plant. Dried distiller's grain is wet distiller's grain that has been dried to 10% to 12% moisture. Dried distiller's grain has an extended shelf life and may be sold and shipped to any market.

Lincolnway Energy's output of distiller's grains is sold to Hawkeye Gold, LLC under a Distiller's Grains Marketing Agreement that became effective on October 1, 2007. Lincolnway Energy pays Hawkeye Gold, LLC a marketing fee for dried distiller's grains equal to the greater of 2% of the FOB plant price for the dried distiller's grains or a per-ton fee of $1.30 for the dried distiller's grains. The marketing fee for wet distiller's grains is the greater of 3% of the FOB plant price for the wet distiller's grains or a per-ton fee of $1.00 for the wet distiller's grains. The Distiller's Grains Marketing Agreement can be terminated by Lincolnway Energy or Hawkeye Gold, LLC on 90 days written notice. Lincolnway Energy is dependent upon its agreement with Hawkeye Gold, LLC for the marketing and sale of Lincolnway Energy's distiller's grains, and Lincolnway Energy's loss of the agreement, or Lincolnway Energy's inability to negotiate a new agreement with Hawkeye Gold, LLC or another marketer before the expiration or termination of the agreement, could have material adverse effects on Lincolnway Energy.

The primary purchasers of distiller's grains are individuals or companies involved in dairy, beef or other livestock production. Lincolnway Energy anticipates that approximately 7% of its distiller's grains will be locally marketed to nearby livestock producers, but Hawkeye Gold, LLC controls the marketing of all of Lincolnway Energy's distiller's grains.

Lincolnway Energy's primary means of shipping and distributing distiller's grain will be by rail and truck. Local livestock producers are also able to pick up distiller's grains directly from the ethanol plant.

Lincolnway Energy produced 149,850 tons of distiller's grains during the fiscal year ended September 30, 2010, or approximately 12,488 tons of distiller's grains per month. The composition of the distiller's grains was approximately 13% wet distiller's grains and 87% dried distiller's grains.

Lincolnway Energy anticipates processing approximately 150,000 tons of distiller's grains during the fiscal year ending September 30, 2011.

Lincolnway Energy's revenues from the sale of distiller's grains during the fiscal years ended September 30, 2008, September 30, 2009 and September 30, 2010 accounted for approximately 17%, 19% and 17%, respectively, of Lincolnway Energy's total revenues during those periods. Lincolnway Energy estimates that its revenues from the sale of distiller's grains for the fiscal year ending September 30, 2011 will account for approximately 19% of Lincolnway Energy's total revenues for that fiscal year.

Other Byproducts

There are other potential byproducts from the production of ethanol at a dry mill plant, primarily corn oil and carbon dioxide.

Corn Oil

A corn oil extraction system that Lincolnway Energy purchased from FEC Solutions, L.L.C. was put into operation in April, 2008. The system extracts corn oil from the syrup which is generated in the production of ethanol. Lincolnway Energy entered into an agreement with FEC Solutions, L.L.C. on October 13, 2008 under which FEC Solutions, L.L.C. purchases all of Lincolnway Energy's output of corn oil for resale by FEC Solutions, L.L.C. Lincolnway Energy pays FEC Solutions, L.L.C. a marketing and technical assistance fee of 5% of the FOB sales price of the corn oil. The agreement has an initial term of 36 months commencing from October 13, 2008, and will renew for successive 36 month terms unless Lincolnway Energy or FEC Solutions, L.L.C. elect to terminate the agreement at the end of the then current 36 month term.

Lincolnway Energy's primary means of shipping and distributing corn oil will be by truck.

Lincolnway Energy anticipates that FEC Solutions, L.L.C. will sell the corn oil in the biodiesel, livestock feed and industrial industries, but FEC Solutions, L.L.C. controls the marketing of all of Lincolnway Energy's output of corn oil.

Lincolnway Energy estimates that it will produce approximately 3,000 tons of corn oil per year at the plant. Lincolnway Energy does not, however, anticipate that corn oil will be a material product of Lincolnway Energy because Lincolnway Energy’s corn oil sales were approximately $1,200,000 and $1,500,000, respectively, for the fiscal years ended September 30, 2009 and September 30, 2010, which represented approximately only 1% of Lincolnway Energy's total revenues for those respective fiscal years. Lincolnway Energy does not, however, have any significant operating costs or expenses related to the capture of corn oil.

Carbon Dioxide

Lincolnway Energy entered into a Carbon Dioxide Purchase and Sale Agreement and a related Non-Exclusive CO_2 Facility Site Lease Agreement with EPCO Carbon Dioxide Products, Inc. on April 16, 2010. Under those agreements, EPCO constructed a plant on Lincolnway Energy's site to collect the carbon dioxide which is produced as part of the ethanol production process and to convert that raw carbon dioxide into liquid carbon dioxide. The EPCO plant became fully operational in August of 2010.

EPCO also markets and sells the liquid carbon dioxide gas under those agreements. The purchase price payable by EPCO for the raw carbon dioxide provided by Lincolnway Energy is based upon EPCO's shipped tons of liquid carbon dioxide. The agreement also includes a "take or pay" term which requires EPCO to purchase, during each contract year, the greater of 180 shipped tons per day or 70% of the annual liquid carbon dioxide production capacity of the EPCO plant at full capacity. The annual liquid carbon dioxide production capacity of the EPCO plant will be determined based upon the capacity run procedures set out in the agreement. The take or pay obligation is trued up at the end of each contract year, and the purchase price for any "take or pay" tons will be the average per shipped ton purchase price paid by EPCO during the contract year.

EPCO is responsible for the shipment of all liquid carbon dioxide, which Lincolnway Energy contemplates will be by truck.

Lincolnway Energy does not anticipate that revenues from the sale of carbon dioxide to EPCO will be a material product of Lincolnway Energy.

Sources and Availability of Raw Materials

Corn and coal are the primary raw materials that are utilized by Lincolnway Energy in the production of ethanol. Corn is used to produce the ethanol, and coal is Lincolnway Energy's primary energy source for its ethanol plant.

Corn

Lincolnway Energy estimates that it will utilize approximately 21,200,000 bushels of corn per year at its ethanol plant, or approximately 1,767,000 bushels per month, assuming production at a capacity of 59,000,000 gallons of ethanol per year.

Lincolnway Energy's ethanol plant is located in Story County, Iowa, near Nevada, Iowa. Although Lincolnway Energy anticipates purchasing corn from various sources and areas, Lincolnway Energy believes that Story County will produce a sufficient supply of corn, assuming normal growing conditions, to generate the necessary annual requirements of corn for the ethanol plant. There is not, however, any assurance that Lincolnway Energy will be able to purchase sufficient corn supplies from Story County or regarding the supply or availability of corn given the numerous factors which affect the supply and price for corn.

Lincolnway Energy has an agreement with Key Cooperative pursuant to which Lincolnway Energy can obtain up to 50% of its corn needs from Key Cooperative's facility located adjacent to Lincolnway Energy's ethanol plant, with the remaining 50% to be obtained from other Key Cooperative facilities or other licensed grain dealers. The 50% limitation for Key Cooperative's Nevada, Iowa location was imposed by the Iowa Department of Natural Resources as part of the air permitting process. Key Cooperative is a licensed grain dealer and has locations throughout central Iowa. Key Cooperative is also a member of Lincolnway Energy.

Lincolnway Energy's agreement with Key Cooperative will terminate by its terms on May 22, 2026. The agreement may also be terminated, however, at any time upon six months notice and the payment of a termination fee by the terminating party. The termination fee starts at $2,000,000, and is reduced by $50,000 for each completed year of the agreement. The term of the agreement commenced on May 22, 2006.

Lincolnway Energy purchased 19,884,281 bushels of corn for $71,804,446 from Key Cooperative during the fiscal year ended September 30, 2010, and 18,797,250 bushels of corn for $69,259,682 during the fiscal year ended September 30, 2009.

Corn is delivered to Lincolnway Energy's ethanol plant by truck.

Lincolnway Energy has corn storage capabilities for approximately 10 days of continuous ethanol production.

Coal

Lincolnway Energy's ethanol plant is a coal fired plant. Lincolnway Energy's ethanol plant will utilize approximately 300 tons of coal per day, assuming production at a capacity of 59,000,000 gallons of ethanol per year.

Lincolnway Energy purchased approximately 99,000 tons of coal for $6.0 million during the fiscal year ended September 30, 2010, and approximately 95,000 tons of coal for $5.6 million during the fiscal year ended September 30, 2009.

Lincolnway Energy currently obtains all of its coal pursuant to an agreement between Lincolnway Energy and Williams Bulk Transfer. The agreement allows Lincolnway Energy to purchase up to 220,000 tons of coal per year at a per ton price equal to the sum of the coal price and the transportation price, as those terms are defined in the agreement. The coal price and the transportation price are subject to adjustment in various circumstances and based on various factors. For example, the transportation price is subject to quarterly adjustment, upward or downward (but never below the initial transportation price stated in the agreement), by 100% of the quarterly percentage change in the All Inclusive Index--Less Fuel, and to a monthly adjustment, upward but not downward, through the addition of a fuel surcharge determined by the amount by which the average Retail On-Highway Diesel Fuel Price of the U.S. exceeds a specified amount per gallon. The transportation price will also be increased on the scheduled adjustment dates set out in the agreement. The coal price adjustments are based upon, in general, any increased costs as a result of any changes in laws, changes in inflation as determined by designated indices, and the quality of the coal. Lincolnway Energy is required to pay a penalty of $16.00 per ton multiplied by the difference of the minimum requirement and actual quantity purchased, if Lincolnway Energy fails to purchase a minimum of 80,000 tons of coal in any calendar year. The $16.00 per ton penalty amount is subject to adjustment as provided in the agreement. Lincolnway Energy's agreement with Williams Bulk Transfer will expire by its terms on January 1, 2013.

Lincolnway Energy is dependent upon its agreement with Williams Bulk Transfer for the supply of all of Lincolnway Energy's coal needs. Lincolnway Energy's loss of its contract with Williams Bulk Transfer, or Lincolnway Energy's inability to negotiate a new contract with Williams Bulk Transfer or another supplier on favorable terms before the expiration or termination of the agreement, would have material adverse effects on Lincolnway Energy.

All of the coal utilized by Lincolnway Energy is delivered by truck.

Lincolnway Energy has coal storage for approximately 6 days of continuous ethanol production.

Other Raw Materials

Lincolnway Energy's ethanol plant also requires a significant amount of electricity and significant supplies of water.

Lincolnway Energy's electricity needs are currently met by Alliant Energy. Lincolnway Energy pays the general service rates for its electricity.

Lincolnway Energy utilizes approximately two gallons of water to produce a gallon of ethanol, which results in the use of approximately 325,000 gallons of water per day. Lincolnway Energy discharges 275,000 gallons of water per day that has been treated by a reverse osmosis system. Lincolnway Energy's water needs are currently met by the City of Nevada.

Rail Access

Rail access is critical to the operation of Lincolnway Energy's ethanol plant because rail is used for the shipment and distribution of ethanol and distiller's grains. Lincolnway Energy utilizes rail track owned by Lincolnway Energy, as well as tracks owned by the Union Pacific and Key Cooperative. Lincolnway Energy has agreements with the Union Pacific and Key Cooperative regarding the use of their tracks.

Lincolnway Energy owns approximately 25 acres of real estate which is to the west of Lincolnway Energy's existing real estate and which is adjacent to the Union Pacific railroad tracks near Nevada, Iowa. The real estate was acquired primarily for potential future use in the construction of additional railroad spur tracks. On October 15, 2010, Lincolnway Energy entered into an agreement with JB Holland Construction, Inc. to perform the dirt work for the additional rail spur tracks. The additional rail spur tracks will allow Lincolnway Energy to ship unit trains on the Union Pacific mainline. Lincolnway Energy anticipates entering into an agreement for the construction of the additional rail spur tracks in the spring of 2011.

Expansion Plans

Lincolnway Energy currently has no definite plans to expand its ethanol plant or to construct or acquire any additional ethanol plants. Lincolnway Energy will, however, consider those matters as part of its ongoing operations and analysis of its business and the ethanol industry in general.

Technology Changes

Lincolnway Energy continues to monitor and evaluate any other opportunities that may arise with respect to possible technological improvements and alternative energy sources for Lincolnway Energy's ethanol plant. For example, Lincolnway Energy is considering switching the fuel source for its plant from coal to biomass. Lincolnway Energy also continues to monitor technological developments in the industry, such as those purported to increase operating or production efficiencies or to generate energy or other savings in ethanol or distillers' grains production.

Research and Development Activities

Lincolnway Energy is not currently engaged in any significant research or development activities.

Competition

The ethanol industry and markets remain highly competitive even though new construction and expansion of ethanol plants slowed significantly during the last three to four years due to unfavorable credit and market conditions. Recent installed US ethanol capacity is cited at 14.25 billion gallons per year. Recent annualized production amounts show that the industry as a whole is producing at a rate of approximately 13.3 billion gallons per year. According to the Renewable Fuels Association, Iowa has 42 ethanol refineries in production, producing 3.6 billion gallons of ethanol. The U.S. became the world's largest producer of ethanol in 2006, surpassing Brazil. World production also reached an all time high of approximately 19.5 billion gallons in 2009, as compared to approximately 17.3 billion gallons in 2008, according to the Renewable Fuels Association, and representing nearly 400% growth since 2000. Over 40 countries are now producing ethanol, including Brazil, Canada, China, India, Thailand, Columbia, Australia, Turkey, Pakistan, Argentina and various other countries in the European Union and Central America. Many of those countries have also enacted renewable fuel use requirements.

The general economic and ethanol industry circumstances have, however, been difficult and adverse over the past two to three years, with various ethanol plants having been closed or having cut production and some openings or construction or expansions of plants having been cancelled or postponed. The past projections for the growth of the ethanol industry may, therefore, no longer be accurate. Many plants did, however, return to some level of profitability in the second half of 2009 and into the start of 2010, and some idle ethanol plants have resumed operations. The industry has, however, continued to be somewhat volatile.

Given that the Energy Independence and Security Act of 2007 increased the renewable fuels standard to 36 billion gallons of annual renewable fuel use by 2022 (up from the prior mandate of 7.5 billion gallons of annual use by 2012), it is likely that there will continue to be some growth in the ethanol industry, both domestically and internationally, over the longer term.

Lincolnway Energy's competitors in the U.S. include not only regional farmer-owned entities, but also the major oil companies and other large companies.

The competition in the ethanol industry has increased during the past three years, with declining ethanol prices, excess supplies of ethanol and higher and volatile corn prices.

The ethanol industry will also continue to face increasing competition from international suppliers of ethanol. International suppliers produce ethanol primarily from inputs other than corn, such as sugar cane, and have cost structures that may be substantially lower than Lincolnway Energy's and other U.S. based ethanol producers. Ethanol imports equivalent to up to approximately 7% of total U.S. production in any given year from various countries were exempted from the tariff under the Caribbean Basin Initiative to spur economic development in Central America and the Caribbean. Foreign suppliers of ethanol may significantly increase their imports into the U.S. Also, Canada may import ethanol duty free, and Mexico may import ethanol under a duty rate of $.10 per gallon. Some of the larger competitors in the ethanol industry may construct or establish ethanol plants in Central America or the Caribbean.

Smaller competitors also pose a threat. Farmer-owned cooperatives and independent companies consisting of groups of individual farmers and investors have been able to compete successfully in the ethanol industry; although Lincolnway Energy believes that smaller ethanol plants will have increasing difficulty in competing with larger plants if the current market conditions continue. These smaller competitors operate smaller facilities which do not affect the local price of corn grown in the proximity to the facility as much as larger facilities do, and some of the smaller competitors are farmer-owned and the farmer-owners either commit, or are incented by their ownership in the facility, to sell corn to the facility.

The continuing increase in domestic or foreign competition could cause Lincolnway Energy to have to reduce its prices and take other steps to compete effectively, which could adversely affect Lincolnway Energy's results of operations and financial position.

Many competitors will have greater production capacity, greater experience, more access to information and/or greater capital or other financial resources, any of which will make it difficult for Lincolnway Energy to compete with those competitors. For example, greater ethanol production may allow a competitor to market its ethanol or distiller's grains at lower prices than Lincolnway Energy. Lincolnway Energy believes there may be acquisitions and consolidations in the ethanol industry in 2011, and if those acquisitions and consolidations occur, they could lead to additional competitors with greater advantages over Lincolnway Energy. A competitor may also offer other products or services that are not offered by Lincolnway Energy, which may give the competitor an additional advantage over Lincolnway Energy.

An ethanol plant utilizing corn to produce ethanol may also experience competition in the form of other plants which produce ethanol from other products. For example, ethanol can be produced from corn stover, corn fiber, wheat straw, barley straw, switchgrass, miscanthus, trees, grasses. woodwastes, vegetative wastes and other wastes. Lincolnway Energy's ethanol plant is designed to produce ethanol only from corn.

The Energy Independence and Security Act of 2007 requires that 21 billion gallons of the new 36 billion gallon renewable fuels standard must come from advanced biofuels, with 16 billion gallons of that amount required to come from cellulosic ethanol by 2022. Research will therefore continue regarding cellulosic ethanol, and it is likely that processes will be developed in the near future which will make the production of ethanol from these types of sources economical. According to the Renewable Fuels Association, there were 28 companies with cellulosic ethanol projects under development or construction or in operation in 23 states as of January, 2010. Some of those projects are properly categorized as "pilot" or "test" plants, but others are at a larger production level. For example, Poet plans to open a 25,000,000 gallon per year cellulosic ethanol plant in Iowa in 2011, with the plant to produce ethanol from corn cobs. DuPont Danisco also has plans to open a 50,000,000 gallon per year cellulosic ethanol plant in the 1st quarter of 2013, with the plant to produce ethanol from corn stover. The location for this plant has not yet been decided. Some of the cellulosic ethanol plants are working with the U.S. Department of Energy, and have received grant funds.

It is also possible that one or more of the other sources for producing ethanol may have greater advantages than corn, which would adversely affect an ethanol plant that produces ethanol solely from corn. For example, a plant using one of those sources may be able to produce ethanol on a more economical basis or on a more efficient or greater scale.

The increased production of ethanol from other sources could also adversely affect the price for ethanol generally.

Some competitors operate their ethanol plant and produce ethanol using different sources of energy than coal, or using various other sources of energy. The other sources of energy include natural gas and various forms of waste type products, such as woodwaste, tires, construction waste and other waste products. Those competitors may have lower production and input costs and/or higher operating efficiencies than Lincolnway Energy, which would allow them to produce and market their ethanol at lower prices than Lincolnway Energy.

Competition from newly developed fuel additives would also reduce the use of ethanol and Lincolnway Energy's profitability. Although it is difficult to predict if any new fuel additives will be developed, it likely will occur at some point, and it could be in the near future.

Research is also continually being conducted for alternatives to petroleum based fuel products and for additional renewable fuel products. For example, research is ongoing regarding the use of hydrogen, electric or solar powered vehicles and fuel cells. A breakthrough or discovery in any research could conceivably occur at any time, and could have the effect of greatly reducing the use of ethanol or of even making the use of ethanol obsolete at some point. There will be increased incentives to develop alternatives to petroleum based fuel products given the higher gasoline prices that began in 2008 and the continuing security and other concerns with the Middle East and certain other major oil producing nations.

Ethanol is a commodity and is priced on a very competitive basis. Lincolnway Energy believes that its ability to compete successfully in the ethanol industry will depend upon its ability to price its ethanol competitively, which in turn will depend on many factors, many of which are beyond the control of Lincolnway Energy and its management. As indicated above, one of those factors is that Lincolnway Energy is subject to material and substantial competition, including from competitors who will be able to produce or market significantly higher volumes of ethanol and at lower prices.

Lincolnway Energy believes that the principal competitive factors with respect to distiller's grains are price, proximity to purchasers and product quality.

Government Oversight and Regulation

Lincolnway Energy's business is subject to substantial governmental oversight and regulation, including relating to the discharge of materials into the air, water and soil; the generation, storage, handling, use, transportation and disposal of hazardous materials; and the health and safety of Lincolnway Energy's employees.

Lincolnway Energy needs to maintain various permits to be able to maintain and continue its operations. The permits include water and air permits from the Iowa Department of Natural Resources.

As part of the process of settling allegations of the Iowa Environmental Protection Commission regarding emissions limit exceedences (which were settled in April, 2010) and to otherwise comply with air emissions requirements, Lincolnway Energy filed an application with the Iowa Department of Natural Resources on August 28, 2008 for Lincolnway Energy to obtain a new air quality permit under the 250 ton rules which were adopted in late 2007. Lincolnway Energy believes that its current levels of emissions would comply with the conditions of that air quality permit, but Lincolnway Energy may also be subject to higher ongoing compliance and operating costs under the new air quality permit. Due to the progress made by the Iowa Department of Natural Resources on the new permit and the modeling required, the Iowa Department of Natural Resources has issued a variance to Lincolnway Energy's present operating permit to allow Lincolnway Energy to operate at the higher production level requested in the new permit.

The substantial governmental oversight and regulation of Lincolnway Energy and its business creates risks and uncertainties for Lincolnway Energy.

The ethanol industry is also substantially supported by and dependent upon various federal and state programs, including various subsidies, tax exemptions and other forms of financial incentives. The loss of, or any reductions of, the current governmental support and incentives for the ethanol industry could reduce the use of ethanol and materially and adversely affect Lincolnway Energy's results of operations and financial position.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that are subject to risks and uncertainties, and which speak only as of the date of this annual report. No one should place strong or undue reliance on any forward looking statements. Lincolnway Energy's actual results or actions may differ materially from these forward-looking statements for many reasons, including the risks described in Lincolnway Energy's annual report on Form 10-K for the fiscal year ended September 30, 2010 and elsewhere in this annual report. This section should be read in conjunction with the financial statements and related notes and with the understanding that Lincolnway Energy's actual future results may be materially different from what is currently expected or projected by Lincolnway Energy.

Overview

Lincolnway Energy is an Iowa limited liability company that was formed on May 19, 2004 for the purpose of constructing and operating a dry mill, coal fired ethanol plant. Lincolnway Energy has been engaged in the production of ethanol and distiller's grains since May 22, 2006, and the plant became fully operational on June 22, 2006. The ethanol plant produced 55,233,754 gallons of ethanol during the fiscal year ended September 30, 2010. The nameplate capacity of the plant is 50,000,000 gallons of ethanol per year. Lincolnway Energy had a planned shut down during the months of October 2009 and May 2010 to complete routine maintenance work.

Lincolnway Energy's revenues for the fiscal year ended September 30, 2010 were derived from the sale of Lincolnway Energy's ethanol to Green Plains Trading Group, LLC. (GPTG), the sale of its distiller's grains to Hawkeye Gold, LLC, the sale of its corn oil to FEC Solutions, LLC (FECS), and the sale of its carbon dioxide (C02) to EPCO Carbon Dioxide Products, Inc.

Lincolnway Energy's ethanol was sold pursuant to an ethanol marketing agreement between Lincolnway Energy and GPTG. This agreement became effective on October 1, 2009. The purchase price payable to Lincolnway Energy is GPTG's contract selling price for the ethanol in question, less various costs and a fee to GPTG. The ethanol marketing agreement includes a minimum purchase price. Title and all risk of loss and damage to all ethanol commences at the time the ethanol passes across the inlet flange into the rail cars or tank cars of the GPTG carrier at the Lincolnway Energy plant.

Lincolnway Energy's output of distiller's grains is sold to Hawkeye Gold, LLC under a Distiller's Grains Marketing Agreement that became effective on October 1, 2007. Lincolnway Energy pays Hawkeye Gold, LLC a marketing fee for dried distiller's grains equal to the greater of 2% of the FOB plant price for the dried distiller's grains in question or a per-ton fee of $1.30 for the dried distiller's grains. The marketing fee for wet distiller's grains is the greater of 3% of the FOB plant price for the wet distiller's grains in question or a per-ton fee of $1.00 for the wet distiller's grains. The Distiller's Grains Marketing Agreement can be terminated by Lincolnway Energy or Hawkeye Gold, LLC on 90 days written notice.

Lincolnway Energy purchased a corn extraction oil system from FECS which was put into operation in April, 2008. The system extracts corn oil from the syrup which is generated in the production of ethanol. Lincolnway Energy produced corn oil on a trial basis from April, 2008 until approximately September, 2008, and FECS purchased all of the corn oil produced by Lincolnway Energy during that time period. Lincolnway Energy entered into an agreement with FECS on October 13, 2008 under which FECS purchases all of Lincolnway Energy's output of corn oil for resale by FECS. Lincolnway Energy pays FECS a marketing and technical assistance fee of 5% of the FOB sales price of the corn oil. The agreement has an initial term of 36 months, commencing from October 13, 2008, and can renew for successive 36 month terms unless Lincolnway Energy or FECS elects to terminate the agreement at the end of the then current 36 month term.

Lincolnway Energy entered into agreements with EPCO on April 16, 2010 pursuant to which EPCO constructed a plant on Lincolnway Energy's site to collect the carbon dioxide which is produced as part of the ethanol process and to convert that raw carbon dioxide into liquid carbon dioxide. The agreements also allow EPCO to market the liquid carbon dioxide. The EPCO plant became fully operational in August 2010. The purchase price payable by EPCO for the raw carbon dioxide provided by Lincolnway Energy is based upon EPCO's shipped tons of liquid carbon dioxide. The agreement also includes a "take or pay" term which requires EPCO to purchase, during each contract year, the greater of 180 shipped tons per day or 70% of the annual liquid carbon dioxide production capacity of the EPCO plant at full capacity. The take or pay obligation is trued up at the end of each contract year, and the purchase price for any "take or pay" tons will be the average per shipped ton purchase price paid by EPCO during the contract year.

Air Quality Permit Application

Lincolnway Energy submitted an application for a 250 ton per year air quality permit to the Iowa Department of Natural Resources (IDNR) on August 28, 2008. The IDNR is currently in the process of reviewing the application. The review process is very thorough and often times can take in excess of a year.

Lincolnway Energy believes that its current levels of emissions will comply with the conditions that need to be met in order to comply with the new permit conditions. Due to the progress made by the IDNR on the new permit and the modeling required, the IDNR has issued a variance to Lincolnway Energy's present operating permit to allow Lincolnway Energy to operate at the higher production level requested in the new permit. Lincolnway Energy may be subject to higher ongoing compliance testing and operating costs after the new air quality permit is issued.

Comparison of Fiscal Years Ended September 30, 2010 and 2009

Statements of Operations Data:	2010		2009	
	Amount	%	Amount	%
Revenues	$ 114,373,268	100.0	$ 110,223,531	100.0
Cost of goods sold	106,744,081	93.3	113,576,938	103.0
Gross profit(loss)	7,629,187	6.7	(3,353,407)	(3.0)
General and administrative expense	2,440,390	2.1	2,366,638	2.1
Operating income(loss)	5,188,797	4.6	(5,720,045)	(5.1)
Interest expense	(851,358)	(0.7)	(860,303)	(0.8)
Other income-interest	25,019	-	165,007	0.1
Net income(loss)	$ 4,362,458	3.9	$ (6,415,341)	(5.8)

Revenues from operations for the fiscal year ended September 30, 2010 were approximately $114.4 million, consisting of $93.2 million of ethanol sales (net of hedging activity) (81%), $19.4 million in distiller's grains sales (17%) and $1.7 million of corn oil, syrup and CO_2 sales (2%). Revenues increased in fiscal year 2010 by approximately 4%, when compared to the fiscal year 2009. Lincolnway Energy sold approximately 55.1 million gallons of ethanol at an average gross price of $1.72 per gallon, 129,958 tons of dried distillers grains at an average gross price of $145.38 per ton, and 19,892 tons of wet distillers grains at an average gross price of $27.19 per ton during the fiscal year ended September 30, 2010. Lincolnway Energy also sold approximately 2,913 tons of corn oil at an average gross price of $508.00 per ton during the 2010 fiscal year. The increase in revenues for the fiscal year ended September 30, 2010 resulted from a 4.4% increase in ethanol sales volume and a 3.0% increase in price for ethanol as compared to the previous fiscal year. The increase in sales volume is due to a maintenance shutdown that lasted longer than expected in the previous fiscal year and also plant improvements that were made in the fiscal year ended September 30, 2010 that increased the production rate throughout the fiscal year. The revenues for the year ended September 30, 2010 include a combined unrealized and realized net loss on derivative ethanol contracts of $1.4 million, compared to a $10,440 gain for the year ended September 30, 2009.

Management believes that the ethanol industry has reacted to the oversupply by curtailing production and this has allowed for the price of ethanol to begin to recover for Lincolnway Energy's fiscal year 2010. However, much of this idled capacity could come back into production within the first calendar quarter of 2011, which could negatively impact ethanol prices. Management believes that the ethanol industry must continue to grow demand in order to increase or sustain current ethanol prices.

The average price Lincolnway Energy received for its dried distiller's grains decreased to $145.38 per ton in fiscal year 2010, from $154.74 per ton in fiscal year 2009. Management believes the decrease in the price for distiller's grains is a result of the decrease in the price of corn because decreased corn prices affects the price of distiller's grains because animal feeding operations substitute distiller's grains as animal feed in place of corn. Management expects that distiller's grains prices could decrease slightly in the foreseeable future as the supply of distiller's grains increases as a result of increased ethanol production.

Lincolnway Energy anticipates that its results of operations for the fourth calendar quarter of 2010 and for 2011 will be affected by a surplus of ethanol and volatility in the commodity markets.

Lincolnway Energy's cost of goods sold for the fiscal year ended September 30, 2010 totaled approximately $106.7 million, which was a decrease of 6% when compared to fiscal year 2009. The decrease in cost of goods sold for the 2010 fiscal year is primarily due to a 3% decrease in the average cost of corn per bushel for fiscal year 2010. Cost of goods sold major components are: corn costs, energy costs, ingredient costs, production labor, repairs and maintenance, process depreciation, and ethanol and distiller's grain freight expense and marketing fees.

Corn costs, excluding hedging activity, for the fiscal year ended September 30, 2010 totaled approximately $70.4 million, compared to $70.4 million for fiscal year 2009. Approximately

19.7 million bushels of corn was ground during fiscal year 2010 at an average cost of $3.59 per bushel, compared to 18.8 million bushels at an average cost of $3.70 for fiscal year 2009. The increase in bushels ground was due to an increase in production during fiscal year 2010. Corn hedging activity includes a combined unrealized and realized net gain of $1.5 million from derivative instruments, compared to a $3.9 million combined unrealized and realized net loss for fiscal year 2009. Corn costs, including the combined unrealized and realized net loss from derivative instruments, represented 64.9% of cost of goods sold for the fiscal year ended September 30, 2010, compared to 64.6% of costs of goods sold for fiscal year 2009.

Lincolnway Energy anticipates continued volatility in Lincolnway Energy's corn costs due to the timing of the change in value of the derivative instruments relative to the cost and use of the corn being hedged.

Energy costs for the fiscal year ended September 30, 2010 totaled approximately $8.8 million, or 8% of cost of goods sold, compared to $8.1 million, or 7% of cost of goods sold, for the 2009 fiscal year. Energy costs consist of coal, electricity and propane costs. For the fiscal year ended September 30, 2010, Lincolnway Energy purchased approximately 98,500 tons of coal at an approximate total cost of $6.0 million, compared to approximately 95,000 tons at an approximate cost of $5.6 million for fiscal year 2009. Electricity and propane costs amounted to approximately $2.6 million, an increase of $.3 million from fiscal year 2009, and approximately $.3 million of sodium bicarbonate, sand and lime cost for fiscal year 2010 that is added to the combustor with the coal. The increase in energy cost is due to a price increase for coal and electricity and the increase in production gallons for the fiscal year 2010.

Ingredient costs for the fiscal year ended September 30, 2010 totaled approximately $5.0 million, or 5% of cost of goods sold, compared to $5.3 million, or 5% of cost of goods sold, for the 2009 fiscal year. Ingredient costs consist of denaturant, enzymes and process chemicals. Denaturant costs (natural gasoline) increased $.5 million for the fiscal year ended September 30, 2010 compared to fiscal year 2009. Denaturant cost have increased significantly from an average cost per gallon of $1.38 for the 2009 period, compared to $1.87 for the 2010 period. The increase was offset by a decrease in process chemical costs of $.8 million for the 2010 period. The decrease is a result of chemical improvements that required less usage of process chemicals and also the price of a few process chemicals were lower for the fiscal year 2010 compared to fiscal year 2009.

Production labor, repairs and maintenance and other plant costs totaled approximately $5.3 million, or 4.9% of cost of goods sold, for the fiscal year ended September 30, 2010, compared to $4.8 million, or 4.2% of cost of goods sold, for fiscal year 2009. The increase in cost is due to increased labor costs and higher repair and maintenance and plant cost due to increased production and the wear and tear on the plant.

Depreciation totaled approximately $7.6 million, or 7% of cost of goods sold, for the fiscal year ended September 30, 2010, compared to $7.7 million, or 7% of cost of goods sold, for fiscal year 2009.

Ethanol, distiller's grain and corn oil freight expense and marketing fees totaled approximately $10.4 million, or 9.8% of cost of goods sold, during the fiscal year ended September 30, 2010, compared to $13.8 million, or 12% of cost of goods sold, for fiscal year 2009. The decrease resulted in part from changing ethanol marketers in the 2010 fiscal year. The current ethanol marketer prices a majority of the ethanol contracts at an FOB price to Nevada, Iowa. The freight is built into the price of ethanol rather than broken out as a separate cost. The prior ethanol marketer sold a large percentage of ethanol on a delivered basis and the freight cost was separate.

General and administrative expenses totaled approximately $2.4 million during the fiscal year ended September 30, 2010, compared to $2.4 million for fiscal year 2009.

Other income and expense totaled approximately $.8 million net expense during the fiscal year ended September 30, 2010, compared to $.7 million net expense for fiscal year 2009. The increase in net expense is due to a decrease in other income for the 2010 fiscal year.

Comparison of Fiscal Years Ended September 30, 2009 and 2008

Statements of Operations Data:	2009		2008	
	Amount	%	Amount	%
Revenues	$ 110,223,531	100.0	$ 147,040,911	100.0
Cost of goods sold	113,576,938	103.0	138,309,541	94.1
Gross profit(loss)	(3,353,407)	(3.0)	8,731,370	5.9
General and administrative expense	2,366,638	2.1	2,647,368	1.8
Operating income(loss)	(5,720,045)	(5.1)	6,084,002	4.1
Interest expense	(860,303)	(0.8)	(1,430,469)	(0.9)
Other income-interest and grant	165,007	0.1	181,895	0.1
Net income(loss)	$ (6,415,341)	(5.8)	$ 4,835,428	3.3

Revenues from operations for the fiscal year ended September 30, 2009 were approximately $110.0 million, consisting of $88.2 million of ethanol sales (80%), $20.7 million in distiller's grains sales (19%) and $1.2 million of corn oil sales (1%). Revenues decreased in fiscal year 2009 by approximately 25%, when compared to the fiscal year 2008. Lincolnway Energy sold approximately 52.8 million gallons of ethanol at an average gross price of $1.67 per gallon, 128,771 tons of dried distillers grains at an average gross price of $155.00 per ton, and 17,279 tons of wet distillers grains at an average gross price of $47.00 per ton during the fiscal year ended September 30, 2009. Lincolnway Energy also sold approximately 3,139 tons of corn oil at an average gross price of $387.00 per ton during the 2009 fiscal year. The decrease in revenues for the fiscal year ended September 30, 2009 resulted from a 2.8% decrease in sales volume and a 26% decrease in price for ethanol, and a 2% decrease in the sales volume and a 15.3% decrease in sales price for dried distiller's grains, all as compared to the previous fiscal year. The decrease in sales volume is due to a maintenance shutdown that lasted longer than expected in May 2009. When the plant was shut down in May 2009, a thorough inspection revealed that the combustion chamber of the boiler required extensive repair work to the cement refractory surface inside the combustor. Because the combustor repair work required the plant to be shut down for longer than planned, maintenance was able to complete additional unplanned repairs. The revenues for the year ended September 30, 2009 include a combined unrealized and realized net gain on derivative ethanol contracts of $10,440, compared to a $2.2 million loss for the year ended September 30, 2008.

Management believes that the decrease in the price of ethanol was due to surplus supply of ethanol in fiscal year 2009, but that the ethanol industry reacted to the oversupply by curtailing production, which allowed for the price of ethanol to begin to recover near the end of Lincolnway Energy's fiscal year 2009.

The average price Lincolnway Energy received for its dried distiller's grains decreased to $155.00 per ton in fiscal year 2009, from $183.00 per ton in fiscal year 2008. Management believes the decrease in the price for distiller's grains was a result of the decrease in the price of corn because decreased corn prices affects the price of distiller's grains because animal feeding operations substitute distiller's grains as animal feed in place of corn.

Lincolnway Energy's cost of goods sold for the fiscal year ended September 30, 2009 totaled approximately $113.6 million, which was a decrease of 18% when compared to fiscal year 2008. The decrease in cost of goods sold for the 2009 fiscal year was primarily due to a 3% decrease in ethanol production and a 26% decrease in the average cost of corn per bushel for fiscal year 2009. Cost of goods sold major components are: corn costs, energy costs, ingredient costs, production labor, repairs and maintenance, process depreciation, and ethanol and distiller's grain freight expense and marketing fees. Cost of goods sold for fiscal year 2009 also includes a combined unrealized and realized net loss of $3.9 million from derivative instruments, which is recognized in corn costs, compared to a $3.4 million combined unrealized and realized net gain for fiscal year 2008.

Corn costs for the fiscal year ended September 30, 2009 totaled approximately $70.4 million, compared to $98.0 million for fiscal year 2008. Approximately 18.8 million bushels of corn was ground during fiscal year 2009 at an average cost of $3.70 per bushel, compared to 19.5 million bushels at an average cost of $4.99 for fiscal year 2008. The decrease in bushels ground was due to a decrease in production during fiscal year 2009. Corn costs, including the combined unrealized and realized net loss from derivative instruments, represented 64.6% of cost of goods sold for the fiscal year ended September 30, 2009, compared to 69.4% of costs of goods sold for fiscal year 2008.

Lincolnway Energy enters into future purchase contracts for corn and these contracts are evaluated for potential losses. As of September 30, 2008, Lincolnway Energy had various corn fixed and basis contracts for approximately 3,564,000 bushels. Due to rapidly falling corn prices, at September 30, 2008, Lincolnway Energy recorded a loss of approximately $.72 on 1,413,571 bushels of fixed price contracts and $.06 on 2,150,000 bushels of basis contracts, totaling approximately a $1.1 million unrealized loss. As of September 30, 2009, there were no losses to record as the outstanding contracts were at or below market.

Energy costs for the fiscal year ended September 30, 2009 totaled approximately $8.1 million, or 7% of cost of goods sold, compared to $8.2 million, or 6% of cost of goods sold, for the 2008 fiscal year. Energy costs consist of coal, electricity and propane costs. For the fiscal year ended September 30, 2009, Lincolnway Energy purchased approximately 95,000 tons of coal at an approximate total cost of $5.6 million. Electricity and propane costs amounted to approximately $2.3 million and there was $.2 million of sand and lime cost to add to the combustor with the coal.

Ingredient costs for the fiscal year ended September 30, 2009 totaled approximately $5.3 million, or 5% of cost of goods sold, compared to $6.8 million, or 5% of cost of goods sold, for the 2008 fiscal year. Ingredient costs were lower for the fiscal year 2009 due to a decrease in ethanol production from the previous fiscal year. Ingredient costs consist of denaturant, enzymes and process chemicals.

Production labor, repairs and maintenance and other plant costs totaled approximately $4.8 million, or 4.2% of cost of goods sold, for the fiscal year ended September 30, 2009, compared to $5.3 million, or 3.8% of cost of goods sold, for fiscal year 2008.

Depreciation totaled approximately $7.7 million, or 7% of cost of goods sold, for the fiscal year ended September 30, 2009, compared to $7.4 million, or 5% of cost of goods sold, for fiscal year 2008.

Ethanol and distiller's grain freight expense and marketing fees totaled approximately $13.8 million, or 12% of cost of goods sold, during the fiscal year ended September 30, 2009, compared to $14.2 million, or 10% of cost of goods sold, for fiscal year 2008. A decrease in sales for the 2009 fiscal year drove these costs down for the 2009 fiscal year.

General and administrative expenses totaled approximately $2.4 million during the fiscal year ended September 30, 2009, compared to $2.6 million for fiscal year 2008. The decrease of $.2 million is due to a reduction of professional fees and business promotions.

Other income and expense totaled approximately $.7 million net expense during the fiscal year ended September 30, 2009, compared to $1.2 million net expense for fiscal year 2008. The decrease in net expense was due to a decrease in interest expense for the fiscal year ended September 30, 2009. Long-term debt and interest rates decreased for fiscal year 2009 compared to fiscal year 2008.

Risks, Trends and Factors that May Affect Future Operating Results

The operations and profitability of Lincolnway Energy are highly dependent on the prices of the key commodities utilized and sold as part of the production process. These include corn, ethanol, and distillers' grain co-products. Since the prices of these commodities are not always perfectly correlated, and are often very volatile, Lincolnway Energy is at risk of diminishing returns in periods of rising corn prices and decreasing ethanol prices. The prices of these commodities are determined by a variety of factors, including growing season weather, governmental policies, political change, international trade, and macroeconomic trends. Lincolnway Energy attempts to mitigate or hedge some of these risks through the use of various pricing mechanisms, including cash contracts, futures contracts, options on futures, and derivative instruments.

Corn

Corn values were relatively stable throughout most of the 2010 fiscal year, with cash corn prices in Lincolnway Energy's primary purchasing area generally ranging from $3.10 to $4.00 per bushel throughout most of the production year. However, in July 2010 the supply and demand balance sheet began to appear tighter than was previously expected in the marketplace due to decreasing crop yield expectations in the US, decreasing feed wheat expectations in the Black Sea region, and increasing import potential by China. The corn balance sheet for the new crop has since reduced expected corn excess supply from 1.5 billion bushels to 827 million bushels, the lowest excess supply number in recent history. As such, corn values have increased by over $2.00 per bushel and returned to an increasingly volatile atmosphere.

Ethanol

Ethanol demand and production continue to incrementally increase in accordance with the RFS2 (Renewable Fuels Standard) requirements. Recent installed US ethanol capacity is cited at 14.25 billion gallons per year. Recent annualized production amounts show that the industry as a whole is producing at a rate of approximately 13.3 billion gallons per year. Demand for ethanol is slightly less than recent production rates. Annualized domestic demand has been 12.6 billion gallons and export demand has been 520 million gallons, for a total annualized demand of approximately 13.12 billion gallons per year. Ethanol demand is limited recently by overall gasoline demand. With the functional ethanol inclusion rate for non-flex fuel vehicles at 10%, demand has reached 9.2% of the total US gasoline usage pool. This leaves little room for continued growth, assuming flat overall domestic gasoline usage. Recently a waiver to allow blends of E15 on 2007 and newer vehicles was approved by EPA, but faces many logistical, legal, and regulatory hurdles before an affect can be felt on ethanol demand.

Other/Regulatory/Governmental

In addition to the greenhouse gas reduction requirements included in RFS2, in 2009, California passed a Low Carbon Fuels Standard (LCFS). The California LCFS requires that renewable fuels used in California must accomplish certain reductions in greenhouse gases which is measured using a lifecycle analysis, similar to RFS2. Management believes that this lifecycle analysis is based on unsound scientific principles that unfairly disadvantages corn based ethanol. Management believes that these new regulations will preclude corn based ethanol from being used in California. California represents a significant ethanol market. If Lincolnway Energy is unable to supply ethanol to California, it could significantly reduce demand for the ethanol Lincolnway Energy produces. Several lawsuits have been filed challenging the California LCFS. The California LCFS went into effect January 1, 2011.

Ethanol production in the United States is benefited by various tax incentives. The most significant of these tax incentives is the federal Volumetric Ethanol Excise Tax Credit (VEETC). VEETC provides a volumetric ethanol excise tax credit of 45¢ per gallon of ethanol blended with gasoline. The VEETC was scheduled to expire on December 31, 2010, but a bill was signed on December 17, 2010 to extend the VEETC for one year through 2011.

All the above changes in governmental policy and supply and demand factors are an ongoing risk factor for the ethanol industry and for Lincolnway Energy.

Critical Accounting Estimates and Accounting Policies

Lincolnway Energy's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industries in which Lincolnway Energy operates. This preparation requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, actual results could differ from the estimates, assumptions, and judgments reflected in the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported. Management believes the following policies are both important to the portrayal of Lincolnway Energy's financial condition and results of operations and require subjective or complex judgments; therefore, management considers the following to be critical accounting policies.

Off-Balance Sheet Arrangements

Lincolnway Energy currently does not have any off-balance sheet arrangements.

Revenue Recognition

Revenue from the sale of Lincolnway Energy's ethanol and distiller's grains is recognized at the time title and all risks of ownership transfer to the customers. This generally occurs upon the loading of the product. For ethanol, title passes from Lincolnway Energy at the time the product crosses the loading flange in either a railcar or truck. For railcar shipments, this takes place when the railcar is filled and the marketer receives written notice that the railcars have been loaded and are available for billing. For distiller's grains, title passes upon the loading of distiller's grains into trucks. Shipping and handling costs incurred by Lincolnway Energy for the sale of ethanol and distiller's grain are included in costs of goods sold.

Lincolnway Energy's ethanol was sold pursuant to an ethanol marketing agreement between Lincolnway Energy and RPMG until approximately September 30, 2009, at which time Lincolnway Energy began selling its ethanol production to Green Plains Trade Group LLC. The purchase price payable to Lincolnway Energy under its agreement with Green Plains is Green

Plains' contract selling price for the ethanol in question, less various costs and a fee to Green Plains, but the agreement includes a minimum purchase price.

Lincolnway Energy's distiller's grain production is sold to Hawkeye Gold, LLC. Lincolnway Energy pays Hawkeye Gold, LLC a marketing fee for dried distiller's grains equal to the greater of 2% of the FOB plant price for the dried distiller's grain or a per-ton fee of $1.30 for the dried distiller's grain. The marketing fee for wet distiller's grains is the greater of 3% of the FOB plant price for the wet distiller's grains or a per-ton fee of $1.00 for the wet distiller's grains.

Lincolnway Energy's corn oil production is sold to FEC Solutions, LLC. For corn oil, title passes upon the loading of the corn oil into the trucks. The purchase price payable by FECS for each shipment of corn oil is the FOB sales price less a marketing and technical assistance fee in an amount equal to 5% of the FOB sales price.

Lincolnway Energy's CO_2 production is sold to EPCO Carbon Dioxide Products, Inc. For CO_2, title passes at the point at which the carbon dioxide pipe from Lincolnway Energy's plant joins the corresponding pipe from the EPCO plant. The purchase price payable by EPCO for the carbon dioxide provided by Lincolnway Energy during each calendar month is based upon EPCO's shipped tons of liquid carbon dioxide. Under the agreement, EPCO agrees to purchase, during each contract year, a minimum of the greater of 180 shipped tons per day or 70% of the annual liquid carbon dioxide production capacity of the EPCO plant at full capacity, with that capacity to be determined in accordance with the testing processes set out in the agreement. The "take or pay" obligation is trued up at the end of each contract year, and the purchase price for any "take or pay" tons will be the average per shipped ton purchase price paid by EPCO during the contract year. Lincolnway Energy began selling CO_2 to EPCO in August, 2010.

Derivative Instruments

Lincolnway Energy enters into derivative contracts to hedge its exposure to price risk related to forecasted corn needs, forward corn purchase contracts and ethanol sales. Lincolnway Energy does not typically enter into derivative instruments other than for hedging purposes. All the derivative contracts are recognized on the September 30, 2010, 2009 and 2008 balance sheets at fair value. Although Lincolnway Energy believes Lincolnway Energy's derivative positions are economic hedges, none has been designated as a hedge for accounting purposes. Accordingly, any realized or unrealized gain or loss related to these derivative instruments is recorded in the statement of operations as a component of cost of goods sold in the case of corn contracts and as a component of revenue in the case of ethanol sales.

The effects on operating income from derivatives is as follows for the years ending September 30, 2010, 2009 and 2008:

	2010	2009	2008
Increase (decrease) in revenue due to derivatives related to ethanol sales:			
Realized	$ 45,434	$ 10,440	$ (2,174,662)
Unrealized	(1,483,997)	-	(28,492)
Total effect on revenue	(1,438,563)	10,440	(2,203,154)
(Increase) decrease in cost of goods sold due to derivates related to corn costs:			
Realized	604,475	(3,783,088)	6,280,771
Unrealized	849,475	(72,350)	(2,836,100)
Total effect on cost of goods sold	1,453,950	(3,855,438)	3,444,671
Total (decrease) increase to operating income due to derivative activities	$ 15,387	$ (3,844,998)	$ 1,241,517

Unrealized gains and losses on forward contracts, in which delivery has not occurred, are deemed "normal purchases and normal sales", and therefore are not marked to market in Lincolnway Energy's financial statements, but are subject to a lower of cost or market assessment.

Liquidity and Capital Resources

On September 30, 2010, Lincolnway Energy had $2.9 million in cash and equivalents and $10.0 million available under a committed loan agreement. Lincolnway Energy's business is highly impacted by commodity prices, including prices for corn, ethanol and distillers grains. There are times that Lincolnway Energy may operate at negative operating margins.

The following table shows cash flows for the fiscal years ended September 30, 2010 and 2009:

	Year ended September 30,	
	2010	2009
Net cash provided by operating activities	$ 8,811,200	$ 1,695,816
Net cash (used in) investing activities	(847,730)	(755,053)
Net cash (used in) financing activities	(10,930,307)	(3,826,864)

For the fiscal year ended September 30, 2010, cash provided by operating activities was $8.8 million, compared to cash provided by operating activities of $1.7 million for the fiscal year ended September 30, 2009. The $7.1 million increase is primarily due to an increase in net income for fiscal year 2010 of $10.8 million offset by $3.8 million resulting from a net increase in working capital components for the fiscal year ended September 30, 2010.

Cash flows from investing activities reflect the impact of property and equipment acquired for the ethanol plant. Net cash used in investing activities increased by $.1 million for the fiscal year ended September 30, 2010, when compared to the fiscal year ended September 30, 2009. The increase is primarily due to an increase of capital expenditures for the fiscal year 2010.

Cash flows from financing activities include transactions and events whereby cash is obtained or paid back to or from depositors, creditors or investors. Net cash used in financing activities increased by $7.1 million for the fiscal year ended September 30, 2010, when compared to the fiscal year ended September 30, 2009. The increase is due to an increase in distribution payments of $2.1 million to the members and an increase of $5.0 million of additional payments made on long-term borrowing when compared to the 2009 fiscal year.

Management believes that margins will stay stable for the first quarter in fiscal year 2011, and if demand for ethanol continues to grow and corn prices stay stable, Lincolnway Energy could see improved margins throughout the 2011 fiscal year. Lincolnway Energy anticipates keeping cash balances at a low but acceptable level that will meet covenants. If Lincolnway Energy should get in a negative cash position, Lincolnway Energy will have access to its $10 million line of credit.

As of September 30, 2010, Lincolnway Energy was in compliance with all covenants in its loan agreements with Co-Bank.

The following table shows cash flows for the fiscal years ended September 30, 2009 and 2008:

	Year ended September 30,	
	2009	**2008**
Net cash provided by operating activities	$ 1,695,816	$ 14,190,197
Net cash (used in) investing activities	(755,053)	(1,100,344)
Net cash (used in) financing activities	(3,826,864)	(12,235,713)

For the fiscal year ended September 30, 2009, cash provided by operating activities was $1.7 million, compared to cash provided by operating activities of $14.2 million for the fiscal year ended September 30, 2008. The $12.5 million decrease is primarily due to a decrease in net income for fiscal year 2009 of $11.3 million. The decrease in net income was primarily the result of a 26% decrease in ethanol prices, a 15.3% decrease in dried distillers grain price, and other negative market factors that the ethanol industry experienced in the fiscal year 2009.

Cash flows from investing activities reflect the impact of property and equipment acquired for the ethanol plant. Net cash used in investing activities decreased by $.3 million for the fiscal year ended September 30, 2009, when compared to the fiscal year ended September 30, 2008. The decrease was primarily due to a reduction of capital expenditures for the fiscal year 2009.

Cash flows from financing activities include transactions and events whereby cash is obtained or paid back to or from depositors, creditors or investors. Net cash used in financing activities decreased by $8.4 million for the fiscal year ended September 30, 2009, when compared to the fiscal year ended September 30, 2008. The decrease was due to a decrease in distribution payments to the members for the 2009 fiscal year.

Loans and Agreements

Lincolnway Energy has a construction and term loan with Co-Bank. The interest rate under the term loan is a variable interest rate based on the one-month LIBOR index rate plus 3.30%. The interest rate will be reset automatically, without notice to Lincolnway Energy, on the first "US Banking Day" of each succeeding week, and each change shall be applicable to all outstanding balances as of that date. The loan requires 30 principal payments of $1,250,000 per quarter. The quarterly payments commenced in December 2006 and will continue through March 2013. In order to alleviate some of the interest rate risk, on July 25, 2008 Lincolnway Energy fixed $7,750,000 of the $19,000,000 loan outstanding at an interest rate of 6.62%, through July 2011. Upon maturity the fixed portion of the loan will revert back to a variable rate, and the same payment amortization schedule will apply. The borrowings under the loan are collateralized by substantially all of Lincolnway Energy's assets.

The loan requires the maintenance of certain financial and nonfinancial covenants. As of September 30, 2010, Lincolnway Energy was in compliance with all loan covenants.

As of September 30, 2010, Lincolnway Energy has made principal payments of $32,500,000 since the inception of the loan, which under the terms of the agreement have been applied to scheduled payments in order of their maturity. Lincolnway Energy's next scheduled principal payment is due in December 2011.

Lincolnway Energy also has a $10,000,000 construction/revolving term credit facility with Co-Bank. The interest rate under the term loan is a variable interest rate based on the one-month LIBOR index rate plus 3.30%. The interest rate will be reset automatically, without notice to Lincolnway Energy, on the first "US Banking Day" of each succeeding week, and each change shall be applicable to all outstanding balances as of that date. Borrowings are subject to borrowing base restrictions as defined in the agreement. The credit facility requires the maintenance of certain financial and nonfinancial covenants. The borrowings under the agreement are collateralized by substantially all of Lincolnway Energy's assets. The construction/revolving term credit facility has a commitment fee on the average daily unused portion of the commitment at a rate of ½ of 1% per annum, payable monthly. The facility also includes certain prepayment penalties. There was no balance outstanding on this credit facility as of September 30, 2010.

Lincolnway Energy executed a mortgage and security interest in favor of Co-Bank creating a first lien on substantially all of its assets, including the real estate and ethanol plant and all personal property located on its property for the loan and credit agreements discussed above.

Lincolnway Energy also has subordinated debt financing which includes a subordinated note of $1,250,000 payable to Fagen, Inc., with an interest rate of 4%, and a $1,216,781 note payable to Fagen, Inc., with an interest rate of 5% per annum. Principal is due in full under both of those notes at maturity on May 22, 2021 and November 17, 2014, respectively.

Lincolnway Energy also entered into a $500,000 loan agreement with the Iowa Department of Transportation in February 2005. Under the agreement, the loan proceeds were disbursed upon submission of paid invoices and interest at 2.11% per annum began to accrue on January 1, 2007. Payments began on July 1, 2007. Lincolnway Energy also has a $300,000 loan agreement and a $100,000 forgivable loan agreement with the Iowa Department of Economic Development. The $300,000 loan does not impose any interest, and the $100,000 loan was forgivable upon the completion of Lincolnway Energy's ethanol plant and the production of at least 50 million gallons of ethanol before the project completion date of October 31, 2008. The Iowa Department of Economic Development determined those conditions to forgiveness of the $100,000 loan were met, and the loan was forgiven on January 22, 2009. As of December 15, 2010, Lincolnway Energy had made payments totaling $122,500 on the Iowa Department of Economic Development $300,000 loan agreement and $163,197 on the Iowa Department of Transportation agreement.

Lincolnway Energy entered into an agreement with First Union Rail on March 3, 2007 to lease 90 hopper rail cars for the purpose of transporting distiller's grain. The 5 year term of the agreement will end in March 2011. The lease calls for monthly payments of $58,500 plus applicable taxes. There is also an additional usage rental of 2.5 cents per mile for each car that exceeds 30,000 miles. Lincolnway Energy has a $351,000 certificate of deposit that is used as partial security for Lincolnway Energy's obligations under the agreement. Interest is paid to Lincolnway Energy on the certificate of deposit on a quarterly basis.

Lincolnway Energy terminated its ethanol marketing agreement with RPMG, Inc. effective October 1, 2009, and as part of that process, Lincolnway Energy was assigned a railcar lease between RPMG, Inc. and Trinity Industries Leasing Company. The lease covers 100 tank rail cars that are used for transporting ethanol. The lease calls for monthly payments of $52,500 plus applicable taxes, beginning October 1, 2009. There is also an additional usage rental of 3 cents per mile for each car that exceeds 35,000 miles. The lease has a scheduled maturity date of September 2016.

On February 2, 2010, Lincolnway Energy entered into a lease agreement with Trinity Industries Leasing Company to lease an additional 30 ethanol tank rail cars. The one-year term of the lease will end in February 2011. The lease calls for monthly payments of $15,000 plus applicable taxes. There is also an additional usage rental of 3.0 cents per mile for each car that exceeds 35,000 miles.

On October 15, 2010, Lincolnway Energy entered into an agreement with JB Holland Construction, Inc. to perform the dirt work for the additional rail spur that Lincolnway Energy is going to add to its existing track and which will allow Lincolnway Energy to ship unit trains on the Union Pacific mainline. The total base bid is $1,494,607. Approximately 25% of the dirt work was completed as of December 15, 2010. No agreement has been signed for the construction of the rail spur as of December 15, 2010. Management is estimating that portion of the project will cost approximately $1.3 million.

Contractual Obligations Table

In addition to long-term debt obligations, Lincolnway Energy has certain other contractual cash obligations and commitments. The following tables provide information regarding Lincolnway Energy's contractual obligations and commitments as of September 30, 2010:

		Payment Due By Period			
		Less than	Two to	Four to	More than
Contractual Obligations	Total	One Year	Three Years	Five Years	Five Years
Long-Term Debt Obligations	$ 9,486,084	$ 76,373	$ 6,755,877	$ 1,321,983	$ 1,331,851
Interest Obligation of Long-Term Debt 1	1,415,467	526,124	425,897	177,379	286,067
Operating Lease Obligations	4,275,000	1,041,000	1,338,000	1,266,000	630,000
Purchase Obligations					
Coal Supplier Commitment	10,636,925	5,465,725	5,171,200	-	-
Corn Supplier Commitment	17,465,619	17,465,619	-	-	-
Denaturant Commitment	519,345	519,345	-	-	-
Total	$ 43,798,440	$ 25,094,186	$ 13,690,974	$ 2,765,362	$ 2,247,918

1 Co-Bank interest rate is fixed through July 2011 at 6.62%. For the remainder of the Co-Bank loan the variable rate assumption used was 4.00%.

SUPPLEMENTARY FINANCIAL INFORMATION

QUARTERLY FINANCIAL DATA (UNAUDITED)

	QUARTER				
Year Ended September 30, 2010	First	Second	Third	Fourth	Year
Revenues	$ 31,721,872	$28,876,977	$25,067,784	$28,706,635	$114,373,268
Gross Profit(Loss)	$ 5,015,053	$ 1,676,945	$ (562,190)	$ 1,499,379	$ 7,629,187
Net Income(Loss)	$ 4,043,764	$ 1,023,909	$(1,344,994)	$ 639,779	$ 4,362,458
Net Income(Loss) per unit-basic & diluted	$ 96.17	$ 24.35	$ (31.99)	$ 15.22	$ 103.75
Year Ended September 30, 2009	First	Second	Third	Fourth	Year
Revenues	$ 29,362,052	$28,211,654	$23,245,823	$29,404,002	$110,223,531
Gross Profit(Loss)	$ (4,319,019)	$ 384,649	$(1,357,855)	$ 1,938,818	$(3,353,407)
Net Income(Loss)	$ (5,260,361)	$(110,976)	$(2,165,123)	$ 1,121,119	$(6,415,341)
Net Income(Loss) per unit-basic & diluted	$ (125.10)	$ (2.64)	$ (51.49)	$ 26.66	$ (152.57)
Year Ended September 30, 2008	First	Second	Third	Fourth	Year
Revenues	$ 26,311,275	$34,351,843	$45,605,750	$40,772,043	$147,040,911
Gross Profit	$ 609,579	$ 3,701,646	$ 9,134,318	$ (4,714,173)	$ 8,731,370
Net Income	$ (550,238)	$ 2,771,122	$ 8,285,625	$ (5,671,081)	$ 4,835,428
Net Income per unit-basic & diluted	$ (13.09)	$ 65.90	$ 197.05	$ (134.87)	$ 115.00
Year Ended September 30, 2007	First	Second	Third	Fourth	Year
Revenues	$ 28,068,165	$28,873,501	$32,674,730	$29,167,144	$118,783,540
Gross Profit	$ 16,062,932	$ 2,485,582	$ 3,318,854	$ 2,682,716	$ 24,550,084
Net Income	$ 14,855,924	$ 1,309,402	$ 2,135,114	$ 1,654,926	$ 19,955,366
Net Income per unit-basic & diluted	$ 346.62	$ 30.55	$ 50.74	$ 39.36	$ 469.33

SELECTED FINANCIAL DATA

The following information is summary selected financial data for Lincolnway Energy for the fiscal years ended September 30, 2010, 2009, 2008, 2007 and 2006 with respect to the statements of operations data, and as of September 30, 2010, 2009, 2008, 2007 and 2006 with respect to the balance sheet data. The data is qualified by, and must be read in conjunction with, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this annual report, and with the financial statements found at the end of this annual report.

Statements of Operations Data:	2010	2009	2008	2007	2006
Revenues	$ 114,373,268	$ 110,223,531	$ 147,040,911	$ 118,783,540	$ 44,883,457
Cost of goods sold	106,744,081	113,576,938	138,309,541	94,233,456	25,886,144
Gross profit(loss)	7,629,187	(3,353,407)	8,731,370	24,550,084	18,997,313
General and administrative expense	2,440,390	2,366,638	2,647,368	2,903,436	2,082,597
Operating income (loss)	5,188,797	(5,720,045)	6,084,002	21,646,648	16,914,716
Interest expense	(851,358)	(860,303)	(1,430,469)	(2,228,179)	(1,281,287)
Other income-interest and grant	25,019	165,007	181,895	536,897	274,292
Net income (loss)	**$ 4,362,458**	**$ (6,415,341)**	**$ 4,835,428**	**$ 19,955,366**	**$ 15,907,721**
Weighted average units outstanding	42,049	42,049	42,049	42,519	42,293
Net income (loss) per unit - basic and diluted	$ 103.75	$ (152.57)	$ 115.00	$ 469.33	$ 376.13
Cash distributions per unit	$ 50.00	$ -	$ 200.00	$ 350.00	$ -

Balance Sheet Data:	2010	2009	2008	2007	2006
Working Capital	$ 11,493,635	$ 6,670,560	$ 10,216,873	$ 11,845,308	$ 6,548,336
Net Property Plant & Equipment	$ 49,821,446	$ 57,293,563	65,010,487	71,617,762	78,170,697
Total Assets	$ 65,898,900	$ 71,092,101	90,516,722	88,820,957	93,027,237
Long-Term Obligations	$ 9,859,711	$ 14,938,584	19,998,369	24,743,372	29,548,706
Members' Equity	$ 52,239,260	$ 49,979,252	56,394,593	59,968,965	55,662,249
Book Value per Member Unit	$ 1,242	$ 1,189	1,341	1,426	1,299

Lincolnway Energy's ethanol plant became operational during May 2006.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In addition to risks inherent in Lincolnway Energy's operation, Lincolnway Energy is exposed to various market risks. The primary market risks arise as a result of possible changes in interest rates and certain commodity prices.

Interest Rate Risk

Lincolnway Energy has various outstanding loan agreements and promissory notes which expose Lincolnway Energy to market risk related to changes in the interest rate imposed under those loan agreements and promissory notes.

Lincolnway Energy has loan agreements and/or promissory notes with the following entities, and with the principal balance and interest rates indicated:

Lender	Principal Balance As of September 30, 2010	Rate
Co-Bank	$ 6,500,000	6.62%
IA Department Economic Development	182,500	0.00%
IA Department of Transportation	336,803	2.11%
Fagen, Inc	1,216,781	5.00%
Fagen, Inc	1,250,000	4.00%
	$ 9,486,084	

The interest rate under all of the loan agreements and promissory notes are fixed at the interest rates specified above. The Co-Bank interest rate is fixed through July 2011. After July 2011 the loan reverts back to a variable interest rate loan which will be based on the one-month LIBOR index rate plus 3.30%.

Commodity Price Risk

Lincolnway Energy is also exposed to market risk with respect to the price of ethanol, Lincolnway Energy's principal product, and the price and availability of corn, the principal commodity used by Lincolnway Energy to produce ethanol. The other primary product of Lincolnway Energy is distiller's grains, and Lincolnway Energy is also subject to market risk with respect to the price for distiller's grains.

In general, rising ethanol and distiller's grains prices result in higher profit margins, and therefore represent favorable market conditions. Ethanol and distiller's grains prices are, however, influenced by various factors beyond the control of Lincolnway Energy's management, including the supply and demand for gasoline, the availability of substitutes and the effect of laws and regulations.

In general, rising corn prices result in lower profit margins and, accordingly, represent unfavorable market conditions. Lincolnway Energy will generally not be able to pass along increased corn costs to its ethanol customers. The availability and price of corn is subject to wide fluctuations due to various unpredictable factors which are beyond the control of Lincolnway Energy's management, including weather conditions, farmer planting decisions, governmental policies with respect to agriculture and local, regional, national and international trade, demand and supply. For example, if corn costs were to increase $.10 cents per bushel from one year to the next, the impact on cost of goods sold would be approximately $1.98 million for the year. Lincolnway Energy's average corn costs for the fiscal years ended September 30, 2010, 2009 and 2008 were, respectively, approximately $3.59 per bushel, $3.70 per bushel and $4.99 per bushel.

Although Lincolnway Energy believes that its futures and option positions accomplish an economic hedge against Lincolnway Energy's future purchases of corn or future sales of ethanol, Lincolnway Energy has chosen not to use hedge accounting for those positions, which would match the gain or loss on the positions to the specific commodity purchase being hedged. Lincolnway Energy is instead using fair value accounting for the positions, which generally means that as the current market price of the positions changes, the realized or unrealized gains and losses are immediately recognized in Lincolnway Energy's costs of goods sold in the statement of operations for corn positions or as a component of revenue in the statement of operations for ethanol positions. The immediate recognition of gains and losses on those positions can cause net income to be volatile from quarter to quarter due to the timing of the change in value of the positions relative to the cost and use of the commodity being hedged. For example, Lincolnway Energy's corn position gain and (loss) that was included in its earnings for the fiscal year ended September 30, 2010 was a gain of $1,453,950, as opposed to a loss of $3,855,438 for the fiscal year ended September 30, 2009, and as opposed to a gain of $3,444,671 for the fiscal year ended September 30, 2008.

Another important raw material for the production of Lincolnway Energy's ethanol is coal. Lincolnway Energy's cost per ton for coal under its current coal supply agreement is subject to various fixed and periodic adjustments based on factors which are outside of the control of Lincolnway Energy's management, including based upon changes in certain inflation type indices, increases in transportation costs and the quality of the coal. Lincolnway Energy's coal costs will therefore vary, and the variations could be material. Coal costs represented approximately 6% of Lincolnway Energy's total cost of goods sold for the fiscal year ended September 30, 2010, compared to, respectively, 5% and 4% for the 2009 and 2008 fiscal years.

The extent to which Lincolnway Energy may enter into arrangements with respect to its ethanol or corn during the year may vary substantially from time to time based on a number of factors, including supply and demand factors affecting the needs of customers or suppliers to purchase ethanol or sell Lincolnway Energy raw materials on a fixed basis, Lincolnway Energy's views as to future market trends, seasonable factors and the cost of futures contracts.

DIRECTORS AND EXECUTIVE OFFICERS

The directors and executive officers of Lincolnway Energy as of the date of this annual report were as follows:

Name	Age	Position(s)
Jeff Taylor	44	Director and Chairman
Brian Conrad	49	Director and Vice Chairman
Kurt Olson	54	Director and Secretary
Terrill Wycoff	68	Director and Treasurer
Timothy Fevold	50	Director
William Couser	56	Director
James Hill	65	Director
Rick Vaughan	51	Director
Richard Johnson	75	Director
Richard Brehm	57	President and Chief Executive Officer
Kim Supercynski	48	Chief Financial Officer

Jeff Taylor

Jeff Taylor has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2011. Jeff served as the vice president/vice chairman of Lincolnway Energy from the time Lincolnway Energy was organized in May, 2004 until April, 2008. Jeff has served as the chairman of Lincolnway Energy since May, 2008. He has been self-employed as a farmer since 1988, and he owns and operates farms in Story County, Iowa.

Brian Conrad

Brian Conrad has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2011. Brian has served as the vice chairman of Lincolnway Energy since May, 2008. Brian was employed with John Deere Credit from 1988 until December 10, 2010.

Brian held various positions with John Deere Credit, including credit operations, and sales and marketing. His position with John Deere Credit on December 10, 2010 was Business Development Manager for John Deere Wind Energy. On December 10, 2010, Exelon Corporation purchased John Deere Wind Energy, and Brian is now a Business Development Manager for Exelon Corporation.

Kurt Olson

Kurt Olson has been a director of Lincolnway Energy since July 27, 2007, and his current term as a director will end at the annual meeting of the members which is held in 2013. Kurt has served as the secretary of Lincolnway Energy since May, 2008. He graduated in 1978 from Iowa State University in ag-economics and has been actively involved in business operations and management of real estate in central Iowa for over 28 years. Kurt was employed with Litchfield Realty Company from 1987 to 2003. He served as the president of Litchfield Realty and its subsidiaries, AgServ Company and FarmLand Real Estate and Management, LC. In 2003, Kurt purchased FarmLand Real Estate and Management, LC.

Terrill Wycoff

Terry Wycoff has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2012. Terry has also served as the treasurer of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. He has been employed by First National Bank, Ames, Iowa for approximately 49 years, and currently serves as the Executive Vice President of First National Bank. He is also a member of the board of directors of First National Bank, in Ames, Iowa.

Timothy Fevold

Tim Fevold has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2011. Tim served as the secretary of Lincolnway Energy from the time Lincolnway Energy was organized in May, 2004 until April, 2008. Tim has been employed by Hertz Farm Management, based in Nevada, Iowa, since 1982, and is an accredited farm manager. He represents absentee landowners throughout Central Iowa. Tim has also been licensed as a real estate broker in Iowa since 1987.

William Couser

Bill Couser has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2012. Bill was the chairman of Lincolnway Energy from the time Lincolnway Energy was organized in May, 2004 until April, 2008. He also served as the interim president and chief executive officer of Lincolnway Energy from May, 2004 until July 13, 2005. Bill has served as a director of the Iowa Renewable Fuels Association for the past six years and is currently serving as President of the Iowa Renewable Fuels Association. He is also serving as a director of the Iowa Cattlemen's Association and the Iowa Institute for Coops, and has served as a director for each of those entities for approximately three years. Bill has been self-employed as a farmer since 1977. His farming operations include row crops and cattle.

James Hill

Jim Hill has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2013. Jim has been self-employed as a farmer since 1972. Following graduation from college, Jim worked in management with his farming business. While farming and feeding cattle, Jim became involved in the cattle industry organizations, and he has served as chairman of the Iowa Beef Industry Council and president of the Iowa Cattlemen's Association. He also served as president of the board of directors of the Ellsworth-Williams Coop during their merger with Prairie Land Coop. He has also served as an advisory council member for Farm Credit Services of America since approximately 1994.

Rick Vaughan

Rick Vaughan has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2012. Rick has been the General Manager of Prairie Land Cooperative since February 1995.

Richard Johnson

Dick Johnson has been a director of Lincolnway Energy since July 27, 2007, and his current term as a director will end at the annual meeting of the members which will be held in 2013. Dick has been a self-employed certified public accountant since 2003. He has served since 2006 as a director of a bank holding company, Ogden Bancshares, and as a director of its subsidiaries, Ames Community Bank and Vision Bank of Iowa. He also has served as a director of EMC National Life Insurance Company (EMCNL) since 2003 and has been a director and treasurer of Petroleum Marketers Management Insurance Company (PMMIC) since 2000. Dick serves as a member of the audit committee of Ogden Bancshares and is chairman of the audit committees for EMCNL and PMMIC. He served as the elected auditor of the State of Iowa from 1979 to 2003. Dick completed a six year term on December 31, 2006 as a trustee of the Financial Accounting Foundation, which is the board that oversees and provides board member selection and funding of the national Accounting Standards Boards. Dick served as a member of the Iowa Accountancy Examining Board from January 2003 to May 2009. The Accountancy Board licenses and regulates certified public accountants and accounting practitioners in the State of Iowa.

Richard Brehm

Rick Brehm joined Lincolnway Energy on May 17, 2005 as the general manager and was appointed president and chief executive officer on July 13, 2005. Rick has served in various management positions in agriculture and ethanol production since 1995, including with CHS,

Hubbard Milling Company, International Ingredient Corporation and United Bio Energy. He is a graduate of Iowa State University.

Rick served as the director of operations for United Bio Energy from January 2004 to April 2005. In that role, Rick served as interim general manager for Platte Valley Fuel Ethanol, in Central City, Nebraska, and later as the general manager of Big River Resources, in West Burlington, Iowa. United Bio Energy also assigned Rick to serve in various development and leadership roles for ethanol plants and projects in Illinois, Kansas, Iowa and Nebraska.

Kim Supercynski

Kim Supercynski has served as the chief financial officer of Lincolnway Energy since October 2005. She served as the corporate controller for Garst Seed Company, located in Slater, Iowa, from approximately February 1996 to October 2005. Her responsibilities in that capacity included overseeing the accounting department. Garst Seed Company is an affiliate of Syngenta, Inc., which is a large international company that sells, markets and produces agricultural seed. Kim is a certified public accountant and a certified treasury professional.

Number and Term of Directors and Officers

The number of directors for Lincolnway Energy was fixed at 9 as of the date of this annual report. Each of Lincolnway Energy's directors is elected to a three year term and until his or her successor is elected. The terms of the directors are staggered, so that three of the directors' terms expire in one year, three expire the next year, and three expire the following year.

The officers of Lincolnway Energy are elected annually by the directors at its annual meeting, and hold office until the next annual meeting of the directors and until their respective successors are chosen. Any officer may be removed by the directors at any time, with or without cause, subject to any employment agreement as may exist between Lincolnway Energy and any officer. Lincolnway Energy did not have any written employment agreements with any officer as of the date of this annual report.

Significant Employees

Lincolnway Energy currently has three employees who Lincolnway Energy expects to make a significant contribution to its business, in addition to Lincolnway Energy's executive officers identified above. Those employees are Kristine Strum, David Zimmerman and David Sommerlot. Lincolnway Energy does not have a written employment agreement with any of those employees.

Kristine Strum. Kristine Strum has served as the controller for Lincolnway Energy since December 12, 2005. She was employed as a controller by Iowa Newspapers, Inc., in Ames, Iowa, from August, 1989 to December, 2005. Iowa Newspapers, Inc. is a newspaper publishing company. Kristine is 44.

David Zimmerman. Dave Zimmerman has been Lincolnway Energy's commodities manager since March 5, 2007. He was employed as a commodities analyst by RJ O'Brien and Associates in West Des Moines, Iowa from March, 2004 to March, 2007. RJ O'Brien and Associates is a futures commission merchant. He was employed as a commodities merchant with Agri Grain Marketing/Cargill in West Des Moines, Iowa and Eddyville, Iowa from August, 2002 to March, 2004. Agri Grain Marketing/Cargill is a cash grain brokerage business. Dave is 38.

David Sommerlot. Dave Sommerlot has been Lincolnway Energy's plant manager since September 8, 2009. He was employed by Cargill, Inc. from 1976 to July 1985, working at Cargill, Inc.'s Iowa Protein Products Soy Specialties facility in Cedar Rapids, Iowa. He was transferred by Cargill, Inc. in July of 1985 to Bloomington, Illinois, where he served as the plant superintendent of Cargill, Inc.'s soy crushing facility. He was transferred again in September 1994 to Des Moines, Iowa, where he served as the plant superintendent for Cargill, Inc.'s oil processing facility until March 2009. Dave is 57.

MARKET FOR UNITS, RELATED MEMBER MATTERS AND LINCOLNWAY ENERGY PURCHASES OF UNITS

Lincolnway Energy is authorized to issue an unlimited number of units, but member approval is required in order to issue more than 45,608 units. Lincolnway Energy had 42,049 outstanding units as of January 20, 2011, which were held of record by 981 different members. The determination of the number of members is based upon the number of record holders of the units as reflected in Lincolnway Energy's internal unit records.

Lincolnway Energy did not issue any units during the fiscal year ended September 30, 2010.

Lincolnway Energy's units are not listed on any exchange, and there is no public trading market for Lincolnway Energy's units. An investment in Lincolnway Energy's units is not a liquid investment because the second amended and restated operating agreement of Lincolnway Energy establishes various conditions on the issuance of additional units and various restrictions on the sale, assignment or other transfer of units.

The second amended and restated operating agreement of Lincolnway Energy provides that the board of Lincolnway Energy may not issue any units for a consideration or value of less than $500 per unit or issue more than an aggregate of 45,608 units, without the vote of the members, except that the directors of Lincolnway Energy may effectuate a split of the outstanding units into a lesser or greater number of units, based upon a uniform multiple, without the vote of the members. In that event, the $500 amount and the 45,608 amount shall also be increased or decreased in accordance with the multiple that was utilized in the split of the units. The second amended and restated operating agreement also provides that Lincolnway Energy may not issue any units to any director or officer of Lincolnway Energy in their capacity as such, without the vote of the members. The necessary vote in any of the circumstances described in this paragraph is the vote of the members holding at least a majority of the outstanding units represented at a meeting at which a quorum of the members is present. The members holding at least 25% of the outstanding units constitute a quorum at any meeting of the members.

The second amended and restated operating agreement of Lincolnway Energy also provides that no member shall, directly or indirectly, own, hold or control more than 49% of the outstanding units at any time, unless the member exceeds that percentage by reason of Lincolnway Energy purchasing units. The second amended and restated operating agreement provides that for this purpose a member will be deemed to indirectly own, hold and control all units which are owned by the member's spouse or any of the member's parents or minor children and by any entity of which any one or more of the member or any of those relatives owns at least 10% of the outstanding voting equity of the entity.

The second amended and restated operating agreement of Lincolnway Energy also establishes restrictions on the sale, assignment or other transfer of units.

The second amended and restated operating agreement provides that a member may not sell, transfer, assign or otherwise dispose of or convey any units, whether voluntarily or involuntarily, or grant a security interest in any units, except in compliance with the second amended and restated operating agreement and also only with the prior written approval of the board of Lincolnway Energy and in compliance and accordance with the policies and procedures as may be adopted from time to time by the board. The board is authorized to adopt and implement those policies and procedures for any reasonable purpose, as determined by the board. A reasonable purpose includes prohibiting, restricting, limiting, delaying or placing conditions on any assignment of units which, alone or together with any other past or anticipated assignments, would or might reasonably be determined to:

- Violate or cause Lincolnway Energy to violate or to otherwise be in noncompliance with any law, rule, regulation or order, including any securities law, rule, regulation or order;

- Cause Lincolnway Energy to be taxed as a corporation for tax purposes, including by reason of Section 7704 of the Internal Revenue Code of 1986;

- Result in the termination of Lincolnway Energy or Lincolnway Energy's tax year for tax purposes, including under Section 708 of the Internal Revenue Code of 1986, or cause the application to Lincolnway Energy of Sections 168(g)(1)(B) or 168(h) of the Internal Revenue Code of 1986 or similar or analogous rules;

- Violate any term or condition of the second amended and restated operating agreement, including the 49% ownership limitation noted above;

- Violate or cause Lincolnway Energy to violate or to otherwise be in noncompliance with any law, rule, regulation or order applicable to Lincolnway Energy's selection or use of its then current fiscal year, including Section 444 of the Internal Revenue Code of 1986;

- Require Lincolnway Energy to become licensed, registered or regulated as an investment company, a broker-dealer or any other form of regulated entity under any law, rule, regulation or order; or

- Create or result in any fractional units.

The policies and procedures adopted by the board regarding the assignment of units are referred to as the unit assignment policy. Lincolnway Energy's current unit assignment policy mirrors the terms of the second amended and restated operating agreement and provides that all assignments require the prior approval of the board, and that the board may prohibit, restrict, limit, delay or place conditions on any assignment which might have any of the effects described in the preceding subparagraphs. Several of those potential effects could be applicable to Lincolnway Energy at any given time.

One example that will be applicable to Lincolnway Energy on an ongoing basis arises from the fact that Lincolnway Energy is taxable as a partnership for income tax purposes. There are various statutes and regulations that Lincolnway Energy must comply with in order to maintain that tax classification. One applicable statute and related regulation is Section 7704 of the Internal Revenue Code of 1986 and Section 1.7704-1 of the Treasury Regulations. Section 7704 provides, in general, that a partnership which becomes a publicly traded partnership under Section 7704 will be taxed as a corporation. Section 7704 provides that a publicly traded partnership is a partnership whose interests either are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent. Section 1.7704-1 sets forth some rules for making a determination of whether a partnership is readily tradable on a secondary market or the substantial equivalent for that purpose, and establishes some specified processes and procedures as "safe harbors" under the publicly traded partnership rules. The safe harbors include a limited matching service and a limited repurchase option.

The general rule under the publicly traded partnership rules is that no more than 2% of a partnership's outstanding units may be transferred during any taxable year, unless the partnership has established one of the safe harbors that are available under the publicly traded partnership rules. As noted above, the safe harbors include a limited matching service and a limited repurchase option. If one or both of those processes have been established, a partnership may permit the transfer of up to an aggregate of 10% of the partnership's outstanding units during any taxable year, so long as no more than 2% of the transfers occur outside of the matching service or the repurchase option and all of the other transfers are made in accordance with the terms of the matching service or the repurchase option.

Lincolnway Energy has established a qualified matching service on Lincolnway Energy's website, and the second amended and restated operating agreement of Lincolnway Energy includes a repurchase provision which complies with the safe harbor for a repurchase option under the publicly traded partnership rules. There are numerous conditions and requirements in both the qualified matching service and the repurchase option, so neither provides any significant liquidity for Lincolnway Energy's units. Also, Lincolnway Energy has no obligation to purchase any units under the repurchase provisions in the second amended and restated operating agreement.

Lincolnway Energy has not made any repurchases of its units pursuant to the repurchase provisions set forth in the second amended and restated operating agreement.

There have been some sales of units pursuant to Lincolnway Energy's qualified matching service. The purchase price and other terms of any transactions pursuant to Lincolnway Energy's qualified matching service are negotiated and established solely by the seller and the buyer. Lincolnway Energy does not endorse or recommend any sale of units and is not responsible for the fairness of the purchase price paid in any transactions made pursuant to the qualified matching service, or for the payment or other terms of any transaction. Lincolnway Energy therefore does not represent or guarantee in any way that any of the prices paid pursuant to the qualified matching service are fair or accurately reflect the value of Lincolnway Energy's units, and Lincolnway Energy does not endorse or recommend any sales of units at any of the prices listed by a member in the qualified matching service or on the same or similar terms.

The publicly traded partnership rules exclude some types of transfers from the 2% and 10% limitations. As an example, a gift of units by a member to certain family members of the member is not counted towards the 2% and 10% limitations.

Another example of a transfer limitation that currently will be applicable to Lincolnway Energy on an ongoing basis arises from the fact that Lincolnway Energy has elected to utilize a September 30 fiscal year end. Given that fact, no more than 5% of Lincolnway Energy's units can be owned by pass-through type entities, such as Subchapter S corporations, limited liability companies or partnerships. At the time of the preparation of this annual report, Lincolnway Energy was at the 5% maximum amount, so no transfers of any units to a pass-through type entity were permitted.

The second amended and restated operating agreement and the unit assignment policy both contemplate that a member desiring to assign any units must present Lincolnway Energy with a unit assignment application and any other information requested by the board. The board is not required to act on a unit assignment application until the next regularly scheduled meeting of the board which follows the date on which Lincolnway Energy receives the completed and executed unit assignment application.

An assignment of a unit which is approved by the board will be effective for all purposes, including for purposes of allocations and distributions, only as of the date determined by the board, but the date must be within 32 days of the date of the approval of the assignment by the board. Lincolnway Energy believes that approach is necessary in order to provide a uniform effective date for assignments of units.

The unit assignment policy also provides that Lincolnway Energy may require the assigning member or the assignee to provide a legal opinion to Lincolnway Energy regarding the assignment, and that Lincolnway Energy may require that Lincolnway Energy be paid or reimbursed for all of its fees, costs and expenses incurred in connection with any assignment, including legal and accounting fees.

As of the date of this annual report, Lincolnway Energy did not have any equity compensation plans (including any individual equity compensation arrangements) in place for any directors, officers, employees or other persons.

As of the date of this annual report, Lincolnway Energy had no plans to, and had not agreed to register any of its units under any federal or state securities laws.

There were no outstanding warrants, options or other rights to purchase any units of Lincolnway Energy as of the date of this annual report, and there were no outstanding securities which were convertible or exchangeable into or for any units of Lincolnway Energy. Lincolnway Energy's units are not convertible into any other securities.

The payment of distributions to members by Lincolnway Energy is within the discretion of the board of Lincolnway Energy, and there is no assurance of any distributions from Lincolnway Energy. The payment of distributions is also subject to Lincolnway Energy's compliance with the various covenants and requirements of Lincolnway Energy's credit and loan agreements, and it is possible that those covenants and requirements will at times prevent Lincolnway Energy from paying a distribution to its members.

Lincolnway Energy has declared five distributions since Lincolnway Energy was organized in May 2004. The first distribution was declared in November 2006 and was in the amount of $150 per unit, resulting in an aggregate distribution of $6,428,850. The second distribution was declared in May 2007, and was in the amount of $200 per unit, resulting in an aggregate distribution of $8,409,800. The third distribution was declared in November 2007, and was in the amount of $125 per unit, resulting in an aggregate distribution of $5,256,125. The fourth distribution was declared in May 2008, and was in the amount of $75 per unit, resulting in an aggregate distribution of $3,153,675. The fifth distribution was declared in February 2010, and was in the amount of $50 per unit, resulting in an aggregate distribution of $2,102,450.

Lincolnway Energy does not contemplate being able to establish a definite or regular distribution policy or history because the determination of whether a distribution can or should be made by Lincolnway Energy will need to be made by the board of Lincolnway Energy based upon the then existing facts and circumstances of Lincolnway Energy, which could change materially from time to time. For example, although a distribution was declared in November of both 2006 and 2007 and in May of both 2007 and 2008, the board of Lincolnway Energy determined that no distribution should be made by Lincolnway Energy during November 2008, May 2009 or in November 2009, given the generally unfavorable economic outlook and the prevailing conditions in the ethanol industry. As noted above, Lincolnway Energy did declare a distribution in February of 2010, but it was at a lower per unit amount than the prior distributions by Lincolnway Energy. Although no firm decision has been made, it is possible that no, or perhaps reduced, distributions will be declared and paid by Lincolnway Energy during the fiscal year ending September 30, 2011.

None of Lincolnway Energy's units were purchased by or on behalf of Lincolnway Energy or any affiliated purchaser (as defined in Rule 10b-18(a)(3) of the Securities Exchange Act of 1934) of Lincolnway Energy during the fiscal year ended September 30, 2010. As of the date of this annual report, Lincolnway Energy did not have any publicly announced plans or programs with respect to purchases of its units.

PERFORMANCE GRAPH

The following graph compares the cumulative total return on units of Lincolnway Energy with the cumulative total return of the NASDAQ Market Index, the SIC Code Index (SIC Code 2869-Industrial Organic Chemicals, Not Elsewhere Classified) and a peer group index selected by Lincolnway Energy over the period of July 31, 2006 through September 30, 2010. The graph assumes the investment of $100 on July 31, 2006 and the reinvestment of any dividends. The graph, and the data for the graph, were prepared and compiled by Morningstar, Inc.



COMPARISON OF CUMULATIVE TOTAL RETURN
$160
$140
$120
$100
$80
$60
$40
$20
$0
DOLLARS
7/31/2006
9/30/2006
9/30/2007
9/30/2008
9/30/2009
9/30/2010
LINCOLNWAY ENERGY
SIC CODE INDEX
NASDAQ MARKET INDEX
PEER GROUP INDEX
ASSUMES $100 INVESTED ON JUL. 31, 2006
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING SEP. 30, 2010

	7/31/2006	9/30/2006	9/30/2007	9/30/2008	9/30/2009	9/30/10
Lincolnway Energy	100.00	71.86	59.55	31.71	19.02	25.37
SIC Code Index	100.00	105.04	141.88	100.37	109.60	127.82
NASDAQ Market Index	100.00	108.08	129.16	100.06	102.59	115.52
Peer Group Index	100.00	68.86	43.15	11.28	1.63	2.36

The SIC Code Index is based on SIC Code 2869--Industrial Organic Chemicals, Not Elsewhere Classified, which includes companies such as Green Plains Renewable Energy, Inc.; Aventine Renewable Energy; American Pacific Corp.; Biofuel Energy Corp.; Solutia Inc.; and Westlake Chemical Corp.

The peer group selected by Lincolnway Energy is comprised of Aventine Renewable Energy; Green Plains Renewable; and Pacific Ethanol, Inc.

The period for the above graph is July 31, 2006 through September 30, 2010. The July 31, 2006 date was utilized because there were no transactions in Lincolnway Energy's units until July, 2006.

Lincolnway Energy's units are not listed on any exchange and are not publicly traded. The pricing information for Lincolnway Energy's units was based upon the limited transactions that occurred pursuant to the unit matching service which is made available on Lincolnway Energy's website during the period of July, 2006 through September 30, 2010. The per unit sales prices for those months varied from a low of $550 to a high of $4,175. The amount of $2,970 was utilized for July, 2006 for purposes of preparing the graph, which amount is the weighted average of the transactions that occurred during July, 2006, with 30 units having been sold for $4,175 per unit and 77 units having been sold for $2,500 per unit. The unit matching service is not a public trading market and has numerous conditions and limitations.

The application of the SEC's requirements for the performance graph to Lincolnway Energy's specific facts and circumstances is, therefore, difficult. In any event, past performance is not necessarily indicative of future performance or results.

AVAILABILITY OF OTHER INFORMATION

Lincolnway Energy will provide to a member, upon the written request of the member, a copy of Lincolnway Energy's annual report on Form 10-K for the fiscal year ended September 30, 2010. The annual report on Form 10-K will be provided without charge. Members should direct any such written request to Lincolnway Energy at the following address:

Lincolnway Energy, LLC
59511 W. Lincoln Highway
Nevada, Iowa 50201

The request should be directed to the attention of Jeff Taylor, Chairman of Lincolnway Energy, or to the attention of Richard Brehm, President and Chief Executive Officer of Lincolnway Energy.

FINANCIAL STATEMENTS

The following pages are financial statements of Lincolnway Energy with respect to the fiscal years ended September 30, 2009 and September 30, 2010.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

Lincolnway Energy, LLC

Financial Report
September 30, 2010

Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
Lincolnway Energy, LLC

We have audited the accompanying balance sheets of Lincolnway Energy, LLC as of September 30, 2010 and 2009, and the related statements of operations, members' equity, and cash flows for each of the three years in the period ended September 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincolnway Energy, LLC as of September 30, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2010, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assessment of the effectiveness of Lincolnway Energy, LLC's internal control over financial reporting as of September 30, 2010 included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting and, accordingly, we do not express an opinion thereon.

McGladrey & Pullen, LLP

Des Moines, Iowa
December 21, 2010

Lincolnway Energy, LLC

Balance Sheets
September 30, 2010 and 2009

	2010	2009
ASSETS (Note 4)		
CURRENT ASSETS		
Cash and cash equivalents	$ **2,858,110**	$ 5,824,947
Due from broker	**2,305,695**	565,276
Trade and other accounts receivable (Note 7)	**5,880,043**	3,772,183
Inventories (Note 3)	**3,951,079**	2,485,372
Prepaid expenses and other	**298,637**	197,047
Total current assets	**15,293,564**	12,844,825
PROPERTY AND EQUIPMENT		
Land and land improvements	**7,580,868**	7,580,868
Buildings and improvements	**1,604,305**	1,604,305
Plant and process equipment	**75,463,973**	74,853,995
Construction in progress	**191,764**	-
Office furniture and equipment	**411,177**	355,654
	85,252,087	84,394,822
Accumulated depreciation	**(35,430,641)**	(27,101,259)
	49,821,446	57,293,563
OTHER ASSETS		
Restricted cash (Note 5)	**351,000**	351,000
Financing costs, net of amortization of $209,165 and $166,260	**262,797**	305,702
Deposit	**-**	151,036
Investments	**170,093**	145,975
	783,890	953,713
	$ **65,898,900**	$ 71,092,101

See Notes to Financial Statements.

	2010	2009
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	**$ 1,088,299**	$ 877,216
Accounts payable, related party (Note 6)	**460,958**	298,533
Current maturities of long-term debt (Note 4)	**76,373**	3,825,357
Accrued expenses	**982,432**	948,309
Derivative financial instruments (Notes 8 and 9)	**1,191,867**	224,850
Total current liabilities	**3,799,929**	6,174,265
NONCURRENT LIABILITIES		
Long-term debt, less current maturities (Note 4)	**9,409,711**	14,488,584
Other	**450,000**	450,000
Total noncurrent liabilities	**9,859,711**	14,938,584
COMMITMENTS AND CONTINGENCY (Notes 5, 7 and 11)		
MEMBERS' EQUITY		
Member contributions, 42,049 units issued and outstanding	**38,990,105**	38,990,105
Retained earnings	**13,249,155**	10,989,147
	52,239,260	49,979,252
	$ 65,898,900	$ 71,092,101

Lincolnway Energy, LLC

Statements of Operations
Years Ended September 30, 2010, 2009 and 2008

	2010	2009	2008
Revenues (Note 7)	**$ 114,373,268**	$ 110,223,531	$ 147,040,911
Cost of goods sold (Notes 6 and 7)	**106,744,081**	113,576,938	138,309,541
Gross profit (loss)	**7,629,187**	(3,353,407)	8,731,370
General and administrative expenses	**2,440,390**	2,366,638	2,647,368
Operating income (loss)	**5,188,797**	(5,720,045)	6,084,002
Other income (expense):			
Interest income	**25,019**	39,743	181,895
Interest expense	**(851,358)**	(860,303)	(1,430,469)
Other	**-**	125,264	-
	(826,339)	(695,296)	(1,248,574)
Net income (loss)	**$ 4,362,458**	$ (6,415,341)	$ 4,835,428
Weighted average units outstanding	**42,049**	42,049	42,049
Net income (loss) per unit - basic and diluted	**$ 103.75**	$ (152.57)	$ 115.00

See Notes to Financial Statements.

Lincolnway Energy, LLC

Statements of Members' Equity
Years Ended September 30, 2010, 2009 and 2008

	Member Contributions	Retained Earnings	Total
Balance, September 30, 2007	$ 38,990,105	$ 20,978,860	$ 59,968,965
Distributions ($200 per unit)	-	(8,409,800)	(8,409,800)
Net income	-	4,835,428	4,835,428
Balance, September 30, 2008	38,990,105	17,404,488	56,394,593
Net loss	-	(6,415,341)	(6,415,341)
Balance, September 30, 2009	38,990,105	10,989,147	49,979,252
Distributions ($50 per unit)	-	(2,102,450)	(2,102,450)
Net income	-	4,362,458	4,362,458
Balance, September 30, 2010	**$ 38,990,105**	**$ 13,249,155**	**$ 52,239,260**

See Notes to Financial Statements.

Lincolnway Energy, LLC

Statements of Cash Flows
Years Ended September 30, 2010, 2009 and 2008

	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 4,362,458	$ (6,415,341)	$ 4,835,428
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	8,378,554	8,367,309	8,151,084
Loss on disposal of property and equipment	573	3,599	27,491
Forgiven loan	-	(100,000)	-
Changes in working capital components:			
Due from broker	(1,740,419)	7,360,928	(7,081,035)
Trade and other accounts receivable	(2,107,860)	(146,589)	(1,150,001)
Inventories	(1,465,707)	1,508,650	(322,493)
Prepaid expenses and other	(101,590)	(113,282)	78,450
Deposits	151,036	312,958	40,759
Accounts payable	173,278	(1,254,071)	358,584
Accounts payable, related party	162,425	(811,079)	940,524
Accrued expenses	31,435	370,316	(148,015)
Accrued loss on firm commitments	-	(1,065,000)	1,065,000
Derivative financial instruments	967,017	(6,440,655)	7,062,494
Noncurrent other liabilities	-	118,073	331,927
Net cash provided by operating activities	8,811,200	1,695,816	14,190,197
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property and equipment	(823,612)	(611,078)	(1,530,183)
Purchase of investments	(24,118)	(143,975)	
Proceeds from redemption of certificate of deposit	-	-	428,050
Proceeds from sale of equipment	-	-	1,789
Net cash (used in) investing activities	(847,730)	(755,053)	(1,100,344)
CASH FLOWS FROM FINANCING ACTIVITIES			
Member distributions	(2,102,450)	-	(8,409,800)
Payments on long-term borrowings	(8,827,857)	(3,826,864)	(3,825,913)
Net cash (used in) financing activities	(10,930,307)	(3,826,864)	(12,235,713)
Net (decrease) increase in cash and cash equivalents	(2,966,837)	(2,886,101)	854,140
CASH AND CASH EQUIVALENTS			
Beginning	5,824,947	8,711,048	7,856,908
Ending	$ 2,858,110	$ 5,824,947	$ 8,711,048

(Continued)

Lincolnway Energy, LLC

Statements of Cash Flows (Continued)
Years Ended September 30, 2010, 2009 and 2008

		2010		2009		2008
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION, cash paid for interest	$	**838,191**	$	1,052,559	$	1,534,197
SUPPLEMENTAL DISCLOSURES OF NONCASH, INVESTING AND FINANCING ACTIVITIES						
Construction in progress included in accounts payable	$	**37,805**	$	-	$	-
Construction in progress included in accrued expenses		**2,688**		-		-

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Principal business activity: Lincolnway Energy, LLC (the Company), located in Nevada, Iowa, was formed in May 2004 to pool investors to build a 50 million gallon annual production dry mill corn-based ethanol plant. The Company began making sales on May 30, 2006 and became operational during the quarter ended June 30, 2006.

A summary of significant accounting policies follows:

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk: The Company's cash balances are maintained in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Cash and cash equivalents: For the purposes of reporting the statement of cash flows, the Company includes as cash equivalents all cash accounts and highly liquid debt instruments which are not subject to withdrawal restrictions or penalties. Certificates of deposit are considered investments as all have been purchased with maturities in excess of ninety days. Although the Company maintains its cash accounts in one bank, the Company believes it is not exposed to any significant credit risk on cash and cash equivalents. The Company has repurchase agreements with one bank, which totaled approximately $2,886,000 at September 30, 2010. In accordance with the terms of the repurchase agreements, the Company does not take possession of the related securities. The Company's agreements also contain provisions to ensure that the market value of the underlying assets remain sufficient to protect the Company in the event of default by the banks by requiring that the underlying securities have a total market value of at least 100% of the bank's total obligations under the agreements.

Trade accounts receivable: Trade accounts receivable are recorded at original invoice amounts less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering customers financial condition, credit history and current economic conditions. Receivables are written off when deemed uncollectible. Recoveries of receivables written off are recorded when received. A receivable is considered past due if any portion of the receivable is outstanding more than 90 days.

Inventories: Inventories, which consist primarily of corn, ethanol and distillers grain, are stated at the lower of cost or market using the first-in, first-out method. In the valuation of inventories and purchase and sale commitments, market is based on current replacement values except that it does not exceed net realizable values and is not less than net realizable values reduced by allowances for approximate normal profit margin.

Financing costs: Financing costs associated with the construction and revolving loans discussed in Note 4 are recorded at cost and include expenditures directly related to securing debt financing. The Company is amortizing these costs using the effective interest method over the term of the agreement. The financing costs are included in interest expense on the statement of operations.

Property and equipment: Property and equipment is stated at cost. Construction in progress is comprised of costs related to the projects that are not completed. Depreciation is computed using the straight-line method over the following estimated useful lives:

	Years
Land improvements	20
Buildings and improvements	40
Plant and process equipment	5 - 20
Office furniture and equipment	3 - 7

Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized. The Company has no capital leases at this time.

Investments: The Company has investments in financial service cooperatives. These investments are carried at cost including allocated retained earnings of the cooperatives.

Derivative financial instruments: The Company enters into derivative contracts to hedge the Company's exposure to price risk related to forecasted corn needs forward corn purchase contracts and ethanol sales. The Company does not typically enter into derivative instruments other than for hedging purposes. All the derivative contracts are recognized on the balance sheet at their fair market value. Although the Company believes its derivative positions are economic hedges, none have been designated as a hedge for accounting purposes. Accordingly, any realized or unrealized gain or loss related to corn derivatives is recorded in the statement of operations as a component of cost of goods sold. Any realized or unrealized gain or loss related to ethanol derivative instruments is recorded in the statement of operations as a component of revenue.

Deposit: The Internal Revenue Service (under Section 7519) requires partnerships that elect a fiscal year over a calendar year to make a deposit each year. The deposit is 25% of annual taxable net income, multiplied by the tax rate of 36% for the reporting fiscal year.

Revenue recognition: Revenue from the sale of the Company's ethanol and distillers grains is recognized at the time title and all risks of ownership transfer to the customers. This generally occurs upon the loading of the product. For ethanol, title passes at the time the product crosses the loading flange in either a railcar or truck. For distiller's grain, title passes upon the loading into trucks. For railcar shipments, this takes place when the railcar is filled and the marketer receives written notice that they have been loaded and are available for billing. Shipping and handling costs incurred by the Company for the sale of ethanol and distiller's grain are included in costs of goods sold.

Commissions for the marketing and sale of ethanol and distiller grains are included in costs of goods sold.

Revenue by product is as follows:
(Excludes hedging activity)

(In Thousands)		2010		2009		2008
Ethanol	$	**94,612**	$	88,155	$	122,253
Distiller's grain		**19,434**		20,730		25,544
Other		**1,766**		1,328		1,447

Income taxes: The Company is organized as a partnership for federal and state income tax purposes and generally does not incur income taxes. Instead, the Company's earnings and losses are included in the income tax returns of the members. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Earnings per unit: Basic and diluted earnings per unit have been computed on the basis of the weighted average number of units outstanding during each period presented.

Fair Value of financial instruments: The carrying amounts of cash and cash equivalents, derivative financial instruments, trade accounts receivable, accounts payable and accrued expenses approximate fair value. The carrying amount of long-term debt approximates fair value because the interest rates are based on current rates offered to the Company for debt with similar terms and maturities.

Note 2. Members' Equity

The Company was formed on May 19, 2004. It was initially capitalized by the issuance of 1,924 membership units totaling $962,000 to the founding members of the Company. The Company has one class of membership units. A majority of the Board of Directors owns a membership interest in the Company. The Company is authorized to issue up to 45,608 membership units without member approval.

Income and losses are allocated to all members based on their pro rata ownership interest. All unit transfers are effective the last day of the month. Units may be issued or transferred only to persons eligible to be members of the Company and only in compliance with the provisions of the operating agreement.

Note 3. Inventories

Inventories consist of the following as of September 30, 2010 and 2009:

		2010		2009
Raw materials, including corn, coal, chemicals and supplies	$	**2,496,681**	$	1,503,410
Work in process		**796,409**		567,782
Ethanol and distillers grain		**657,989**		414,180
Total	$	**3,951,079**	$	2,485,372

Note 4. Long-Term Debt

Long-term debt consists of the following as of September 30, 2010 and 2009:

	2010	2009
Construction term loan. (A)	**$ 6,500,000**	$ 15,250,000
Construction/revolving term loan. (C)	**-**	-
Note payable to contractor, interest-only quarterly payments at 5% due through maturity date of November 2014, secured by real estate and subordinate to financial institution debt commitments. (B)	**1,216,781**	1,216,781
Note payable to contractor, unsecured, interest-only quarterly payments at 4% due through maturity date of May 2021.	**1,250,000**	1,250,000
Note payable to Iowa Department of Economic Development. (D)	**182,500**	212,500
Note payable to Iowa Department of Transportation. (E)	**336,803**	384,660
	9,486,084	18,313,941
Less current maturities	**(76,373)**	(3,825,357)
	$ 9,409,711	$ 14,488,584

Maturities of long-term debt as of September 30, 2010 are as follows:

Years ending September 30:	
2011	$ 76,373
2012	5,052,409
2013	1,703,468
2014	52,049
2015	1,269,934
Thereafter	1,331,851
	$ 9,486,084

(A) The Company has a construction and term loan with a financial institution. Borrowings under the term loan include a variable interest rate based on the one-month LIBOR index rate plus 3.30%. The rate will be reset automatically without notice to the Company, on the first "US Banking Day" of each succeeding week, and each change shall be applicable to all outstanding balances as of that date. The agreement requires 30 principal payments of $1,250,000 per quarter commencing in December 2006 through March 2013. In order to alleviate some of the interest rate risk, the Company on July 25, 2008, fixed a portion of the loan or $7,750,000 at an interest rate of 6.62%, through July 2011. Upon maturity the fixed portion of the loan will revert back to a variable rate. The same payment amortization schedule will apply. As of September 30, 2010, the entire balance outstanding is at a fixed interest rate. The agreement requires the maintenance of certain financial and nonfinancial covenants. Borrowings under this agreement are collateralized by substantially all of the Company's assets. As of September 30, 2010 the Company has made principal payments of $32,500,000, since the inception of the loan, which under the terms of the agreement have been applied to scheduled payments in order of their maturity. The Company's next schedule payment under this agreement is due in December 2011.

(B) The Company has a $1,100,000 subordinate note payable dated November 17, 2004 to an unrelated third party. Quarterly interest payments began on March 31, 2007. The third party allowed the Company to include the accrued interest of $116,781 through December 2006 into the principal of the note. Principal is due in full at maturity on November 17, 2014.

(C) The Company has a $10,000,000 construction/revolving term credit facility with a financial institution which expires on September 1, 2016. Borrowings under the credit facility agreement include a variable interest rate based on the one-month LIBOR index rate plus 3.30%. The rate will be reset automatically without notice to the Company, on the first "US Banking Day" of each succeeding week, and each change shall be applicable to all outstanding balances as of that date. Borrowings are subject to borrowing base restrictions as defined in the agreement. The credit facility and revolving credit agreement require the maintenance of certain financial and nonfinancial covenants. Borrowings under this agreement are collateralized by substantially all of the Company's assets. There was no balance outstanding as of September 30, 2010.

(D) The Company also has a $300,000 loan agreement with the Iowa Department of Economic Development (IDED). The $300,000 loan is noninterest-bearing and due in monthly payments of $2,500 beginning December 2006 and a final payment of $152,500 due November 2012. Borrowings under this agreement are collateralized by substantially all of the Company's assets and subordinate to the above financial institution debt and construction and revolving loan/credit agreements included in (A) and (C). On January 22, 2009, IDED forgave the $100,000 forgivable loan after closing the project of constructing the ethanol production facility and producing at least 50 million gallons of ethanol before the project completion date of October 31, 2008.

(E) The Company entered into a $500,000 loan agreement with the Iowa Department of Transportation (IDOT) in February 2005. The proceeds were disbursed upon submission of paid invoices. Interest at 2.11% began accruing on January 1, 2007. Principal payments will be due semiannually through July 2016. The loan is secured by all rail track material constructed as part of the plan construction. The debt is subordinate to the above $39,000,000 financial institution debt and construction and revolving loan/credit agreements included in (A) and (C).

Note 5. Lease Commitments

The Company entered into a lease agreement with an unrelated third party to lease 90 hopper rail cars for the purpose of transporting distiller's grain. The five-year term of the lease commenced March 2006 and will end March 2011. The lease calls for monthly payments of $58,500 plus applicable taxes. There is also an additional usage rental of 2.5 cents per mile for each car that exceeds 30,000 miles. The amendment that was made to the lease agreement on June 19, 2007, allowed the Company to purchase a certificate of deposit for $351,000 in lieu of the letter of credit that was required as partial security for the Company's obligation under the lease. The Company has classified this certificate of deposit as restricted cash in other assets.

In conjunction with a change in the Company's ethanol marketer, on September 21, 2009, the Company was assigned a lease that was previously between the Company's previous ethanol marketer and an unrelated third party. The lease includes 100 tank rail cars for the purpose of transporting ethanol. The lease calls for monthly payments of $52,500 plus applicable taxes, beginning October 1, 2009. There is also an additional usage rental of 3 cents per mile for each car that exceeds 35,000 miles. The lease has a scheduled maturity date of September 2016.

On February 2, 2010, the Company entered into a lease agreement with an unrelated third party to lease an additional 30 ethanol tank rail cars. The one-year term of the lease will end February 2011. The lease calls for monthly payments of $15,000 plus applicable taxes. There is also an additional usage rental of 3.0 cents per mile for each car that exceeds 35,000 miles.

The Company leases office equipment and other equipment under operating leases that will expire at various dates through March 2015.

Approximate minimum lease payments under these operating leases for future years are as follows:

Years ending September 30:	
2011	$ 1,041,000
2012	670,000
2013	668,000
2014	635,000
2015	631,000
Other	630,000
	$ 4,275,000

Rent expense under the above operating leases totaled approximately, $1,597,000, $741,000 and $738,000 for the years ended September 30, 2010, 2009 and 2008, respectively.

Note 6. Related-Party Transactions

The Company has an agreement with the Heart of Iowa Coop (HOIC), dba Key Cooperative, a member of the Company, to provide 100% of the requirement of corn for use in the operation of the ethanol plant. The agreement became effective when the Company began accepting corn for the use at the ethanol plant in May 2006 and will continue for a period of 20 years. The Company pays a handling fee of $.0675 per bushel of corn. If the Company chooses to buy corn that is not elevated by HOIC, and is inside a 60-mile radius of Nevada, Iowa, the Company will be required to pay HOIC $.04 per bushel of corn, outside a 60-mile radius, $.03 per bushel of corn. The agreement may be terminated before the end of the term by providing six months' notice of termination and paying the other party $2,000,000, reduced by $50,000 for each completed year of the agreement. The amount is payable over four years with interest at the prime rate on the date of termination. The Company purchased corn totaling $71,804,446, $69,259,682 and $97,996,197 for the years ended September 30, 2010, 2009 and 2008, respectively. As of September 30, 2010, the Company has several corn cash contracts with HOIC amounting to 3,613,371 bushels, for a commitment of $17,465,619 and a basis contract representing 600,000 bushels of corn. The contracts mature on various dates through December 2010. The Company also has made some miscellaneous purchases from HOIC (fuel costs) amounting to $96,392, $84,255 and $184,062 for the years ended September 30, 2010, 2009 and 2008, respectively. As of September 30, 2010 and 2009 the amount due to HOIC is $460,226 and $257,938, respectively.

The Company is also purchasing anhydrous ammonia and propane from Prairie Land Cooperative, a member of the Company. Total purchases for the years ended September 30, 2010, 2009 and 2008 were $21,714, $860,884 and $1,030,326, respectively. As of September 30, 2010 and 2009 the amount due to Prairie Land Cooperative is $732 and $40,595, respectively. As of September 30, 2010, there was no purchase commitment.

Note 7. Commitments and Major Customer

The Company had an agreement with an unrelated entity and major customer for marketing, selling, and distributing all of the ethanol produced by the Company. Under such pooling arrangements, the Company paid the entity $.01 (one cent) per gallon for each gallon of ethanol sold. Marketing expense for the years ended September 30, 2010, 2009 and 2008 were none, $528,215 and $543,399, respectively, under this agreement. Revenues with this customer were none, $88,155,144, and $122,253,299 for the years ended September 30, 2010, 2009 and 2008, respectively. Trade accounts receivable of none and $2,913,460 was due from the customer as of September 30, 2010 and 2009, respectively.

On September 25, 2009, the Company entered into a new agreement with an unrelated entity. The agreement became effective on October 1, 2009. The unrelated entity is responsible for marketing and purchasing all of the ethanol produced by the company. For the year ended September 30, 2010, the Company has expensed $695,945, under this agreement for marketing fees. Revenues with this customer were $94,611,865 for the year ended September 30, 2010. Trade accounts receivable of $4,550,445 was due from the customer as of September 30, 2010. As of September 30, 2010, the Company has ethanol sales commitments with the unrelated entity of 1,288,000 gallons for a total sales commitment of $2,288,920.

The Company had an agreement with an unrelated entity for marketing, selling and distributing all of the distiller's grains which are by-products of the ethanol plant. For the years ended September 30, 2010, 2009 and 2008, the Company has expensed marketing fees of none, none and $1,381, respectively, under this agreement. Revenues with this customer were none, none and $172,899 for the years ended September 30, 2010, 2009 and 2008, respectively. The Company has entered into an agreement with an unrelated entity for marketing, selling and distributing the distiller's grains as of October 1, 2007. For the years ended September 30, 2010 and 2009, the Company has expensed marketing fees of $295,353 and $337,760, respectively, under this agreement. Revenues with this customer were $19,434,064 and $20,729,951 for the years ended September 30, 2010 and 2009. Trade accounts receivable of $922,754 and $685,806 was due from the customer as of September 30, 2010 and 2009, respectively. As of September 30, 2010, the Company has distiller's grains sales commitments with the unrelated entity of 9,218 tons for a total sales commitment of $1,166,405.

The Company has an agreement with an unrelated party to provide the coal supply for the ethanol plant. The agreement includes the purchase of coal at a cost per ton and a transportation cost per ton as defined in the agreement. The cost is subject to price adjustments on a monthly basis. If the Company fails to purchase the minimum number of tons of coal for the calendar year , the Company shall pay an amount per ton multiplied by the difference of the minimum requirement and actual quantity purchased. That agreement expired as of January 1, 2008. On October 1, 2007 the Company entered into an amended agreement to the original cost supply agreement. The term of the agreement has been extended from the original expiration date to January 1, 2013. The same minimum purchase commitment is required from the Company as the previous agreement. The calendar years 2010, 2011, and 2012 estimated purchase commitments total $374,525, $5,091,200, $5,171,200. For the years ended September 30, 2010, 2009 and 2008, the Company has purchased coal of $5,989,438, $5,580,495 and $5,741,047 respectively.

The Company has entered into a variable contract with a supplier of denaturant. The variable contract is for a minimum purchase of 270,000 gallons at the average of the OPIS Conway In-Well Natural Gasoline High and Low prices on the date of loading plus $.115/usg. The term of the contract is from October 1, 2010 through December 31, 2010. The estimated future purchase commitment is approximately $519,345.

Note 8. Risk Management

The Company's activities expose it to a variety of market risks, including the effects of changes in commodity prices. These financial exposures are monitored and managed by the Company as an integral part of its overall risk management program. The Company's risk management program focuses on the unpredictability of commodity markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

The Company maintains a risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by market fluctuations. The Company's specific goal is to protect the Company from large moves in the commodity costs.

To reduce price risk caused by market fluctuations, the Company generally follows a policy of using exchange-traded futures and options contracts to minimize its net position of merchandisable agricultural commodity inventories and forward purchases and sales contracts. Exchange traded futures and options contracts are designated as non-hedge derivatives and are valued at market price with changes in market price recorded in operating income through cost of goods sold for corn derivatives and through revenue for ethanol derivatives.

The effects on operating income from derivative activities is as follows for the years ending September 30, are as follows:

	2010	2009	2008
Increase (decrease) in revenue due to derivatives related to ethanol sales:			
Realized	$ 45,434	$ 10,440	$ (2,174,662)
Unrealized	(1,483,997)	-	(28,492)
Total effect on revenue	(1,438,563)	10,440	(2,203,154)
(Increase) decrease in cost of goods sold due to derivates related to corn costs:			
Realized	604,475	(3,783,088)	6,280,771
Unrealized	849,475	(72,350)	(2,836,100)
Total effect on cost of goods sold	1,453,950	(3,855,438)	3,444,671
Total (decrease) increase to operating income due to derivative activities	$ 15,387	$ (3,844,998)	$ 1,241,517

Unrealized gains and losses on forward contracts, in which delivery has not occurred, are deemed "normal purchases and normal sales", and therefore are not marked to market in the Company's financial statements, but are subject to a lower of cost or market assessment. As of September 30, 2008 the Company recorded an unrealized loss of $1,065,000 on firm purchase commitments for corn.

Note 9. Fair Value Measurements

Effective October 1, 2008, the Company began measuring fair value of financial instruments in accordance with The Fair Value Measurements and Disclosures topic of the Accounting Standards Codification.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active markets from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third-party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company's financial assets and financial liabilities carried at fair value.

Derivative financial instruments: Commodity futures and exchange-traded commodity options contracts are reported at fair value utilizing Level 1 inputs. For these contracts, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes and live trading levels from the CBOT and NYMEX markets. The fair value measurements consider observable data that may include dealer quotes and live trading levels from the over-the-counter markets.

The following table summarizes the financial liabilities measured at fair value on a recurring basis as of September 30, 2010 and 2009, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	2010			
	Total	**Level 1**	**Level 2**	**Level 3**
Liabilities, derivative financial instruments	**$ 1,191,867**	**$ 1,191,867**	**$ -**	**$ -**

	2009			
	Total	Level 1	Level 2	Level 3
Liabilities, derivative financial instruments	$ 224,850	$ 224,850	$ -	$ -

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets and financial liabilities measured at fair value on a nonrecurring basis were not significant at September 30, 2010 and 2009.

Note 10. Retirement Plan

The Company adopted a 401(k) plan covering substantially all employees effective February 1, 2006. The Company provides matching contributions of 50% for up to 6% of employee compensation. Company contributions and plan expenses for the years ended September 30, 2010, 2009 and 2008 totaled $69,069, $68,032 and $66,795, respectively.

Note 11. Contingency

In May 2010, a lawsuit was filed against the Company and approximately 20 other ethanol plants by an unrelated party claiming the Company's operation of the corn oil extraction system is a patent infringement. The plaintiff seeks injunctive relief, an award of damages with interest and any other remedies available under certain patent statutes or otherwise under law. The Company is currently reviewing the lawsuit with legal counsel. The Company is unable to determine at this time if the lawsuit will have a material adverse affect on the Company.

Note 12. Subsequent Events

On October 15, 2010, Lincolnway Energy entered into an agreement with unrelated entity to perform the dirt work for the additional rail spur that the Company is going to add to the existing track. The total base bid is $1,494,607.